As filed with the Securities and Exchange Commission on March 23, 2004.

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-9

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

Placer Dome Inc.

(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1041 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Suite 1600, 1055 Dunsmuir Street
P. O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
(604) 682-7082

(Address and telephone number of Registrant’s principal executive offices)

CT CORPORATION SYSTEM
111 Eighth Avenue, 13th Floor, New York, NY 10011
(212) 894-8700

(Name, address and telephone number of agent for service in the United States)

Copies to:

Christopher C. Paci Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 Telephone (212) 848-4000	Geoffrey P. Gold
Vice President, Assistant Secretary
and Associate General Counsel
Placer Dome Inc.
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone (604) 682-7082
Geoffrey M. Sherrott Edwards, Kenny & Bray 1900-1040 W. Georgia Street Vancouver, British Columbia Canada V6E 4H3 Telephone (604) 689-1811

Approximate date of commencement of proposed sale of the securities to the public:

From time to time after the effective date of this Registration Statement as determined by market conditions.

Province of British Columbia, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☑	At some future date (check the appropriate box below):

1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☑	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class	Amount to be	Proposed maximum	Proposed maximum	Amount of
of securities to be registered	registered	offering price per unit (1)	aggregate offering price (1)	registration fee

6.45% Debentures due 2035	U.S.$300,000,000	100.00%	U.S.$300,000,000	U.S.$38,010

(1)	Estimated solely for purposes of calculating the registration fee

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended, or on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws by any such state.

Subject to Completion
Preliminary Short Form Prospectus dated March 22, 2004
New Issue

US$300,000,000

6.45% EXCHANGE DEBENTURES DUE 2035

Interest payable on April 15 and October 15

We hereby offer to exchange an aggregate principal amount of up to US$300,000,000 of 6.45% debentures due October 15, 2035 (the “exchange debentures”) for the same aggregate principal amount of the 6.45% debentures due October 15, 2035 which we issued on October 10, 2003 (the “original debentures”). This offer, which is referred to herein as the “exchange offer”, is made only to qualified holders of the original debentures. References herein to the “debentures” are to the original debentures and the exchange debentures together.

The exchange offer expires at 5:00 p.m., New York City time, on •, 2004, unless extended by us, at our sole discretion. All original debentures validly tendered under the exchange offer, and not validly withdrawn, will be exchanged for exchange debentures.

See “Risk Factors” beginning on page 8 for a discussion of some important factors that you should consider in connection with the exchange offer.

This offering is made by a Canadian issuer which is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such disclosure requirements are different from those of the United States. Certain financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statement of United States companies.

Prospective investors should be aware that the acquisition of the exchange debentures may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the facts that we are organized under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets is located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE EXCHANGE DEBENTURES, OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are offering to exchange the exchange debentures for original debentures only in jurisdictions where such an exchange is permitted. This prospectus does not constitute an offer to any person to exchange any original debentures for exchange debentures in any jurisdiction in which it is unlawful for such a person to make such an exchange.

Prospective investors should be aware that, during the period of the exchange offer, we or our affiliates, directly or indirectly, may bid for or make purchases of the exchange debentures or the original debentures, or related debentures, as permitted by applicable laws or regulations of Canada or its provinces or territories.

The exchange debentures are not being offered to any Canadian Persons (as defined in “The Exchange Offer—Canadian Legends on the Debentures”). The original debentures were not offered to any Canadian Persons, and the certificates evidencing the original debentures bear a legend to the effect that the holders may not resell or otherwise transfer the original debentures to any Canadian Person. Pursuant to the Registration Rights Agreement (as defined in “Summary—The Offering”), we are not required to make the exchange offer to any Canadian Persons, we are not required to accept original debentures surrendered by any Canadian Persons in the exchange offer, and we are not required to issue exchange debentures to any Canadian Persons in the exchange offer. We do not intend to make the exchange offer to any Canadian Persons, to accept original debentures surrendered by any Canadian Person in the exchange offer, or to issue exchange debentures to any Canadian Persons.

The exchange debentures are a new issue of securities, for which there is no established market. The initial purchasers of the original debentures advised us that they currently intend to make a market for the exchange debentures. However, they are not obligated to do so, and any market making with respect to the exchange debentures may be discontinued without notice. Accordingly, there can be no assurance that a market for the exchange debentures will develop or as to the liquidity of any market that may develop.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this prospectus.

The exchange debentures are offered hereunder to satisfy certain obligations we incurred under a registration rights agreement with the representatives of the initial purchasers of the original debentures. The exchange debentures will represent the same continuing indebtedness of the Company as, and will be identical in all material respects to, the original debentures, except that the exchange debentures will be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), certain additional interest will not be payable in respect of the exchange debentures and the exchange debentures will not be entitled to registration rights or subject to restrictions on transfer (except that the certificates evidencing the exchange debentures will bear a legend to the effect that they may not be transferred to persons in Canada prior to a specified date). Any original debentures that remain outstanding after consummation of the exchange offer, and the exchange debentures issued in the exchange offer, will together constitute a single series of debt securities under the indenture. This means that, in circumstances where the indenture provides for holders of debt securities of any series issued under the indenture to vote or take any other action as a class, the original debentures and the exchange debentures will vote or take that action as a single class.

The debentures will bear interest at the rate of 6.45% per year. The debentures will mature on October 15, 2035. We may redeem the debentures in whole or in part, from time to time, at the redemption prices described herein. We may also redeem all, but not less than all, of the debentures at a redemption price equal to 100% of the principal amount thereof plus accrued interest if certain changes in Canadian tax law occur. We will pay principal and interest on the debentures in United States dollars. The debentures will be unsecured and will rank equally in right of payment with our other unsecured senior indebtedness. The debentures will be effectively junior to all liabilities of our subsidiaries. We will not receive any proceeds from the exchange offer. For a more detailed description of the debentures, see “Description of the Debentures” beginning on page 22. For a more detailed description of the exchange offer, see “The Exchange Offer” beginning on page 41.

A broker-dealer may not participate in the exchange offer with respect to original debentures acquired other than as a result of market- making or other trading activities. If you are a broker dealer and you receive exchange debentures for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of such exchange debentures. By making such acknowledgement you will not be deemed to admit that you are an “underwriter” under the Securities Act.

Broker-dealers may use this prospectus in connection with any resale of exchange debentures received in exchange for original debentures where such original debentures were acquired by the broker-dealer as a result of market-making or other trading activities.

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We will make this prospectus available to any broker-dealer for use in any such resale for a period of up to 180 days after the date of this prospectus. See “Plan of Distribution” beginning on page 53.

You should rely only upon the information included in, or incorporated by reference into, this prospectus. We have not authorized any other person to provide you with different or inconsistent information, and you should not rely upon any such information. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our business or affairs since the respective dates as of which information is given herein.

This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of us and the terms of the exchange offer and the exchange debentures, including the merits and risks involved.

We are not making any representation to any person acquiring the exchange debentures regarding the legality of an investment in the exchange debentures by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, accountant, business advisor and tax advisor for legal, business and tax advice regarding an investment in the exchange debentures.

You must comply with all applicable laws and regulations in force in any applicable jurisdiction and you must obtain any consent, approval or permission required by you for the purchase, offer or sale of the exchange debentures under the laws and regulations in force in the jurisdiction to which you are subject or in which you make such purchase, offer or sale, and we will not have any responsibility therefor.

Holders of original debentures should use the enclosed Letter of Transmittal and may use the enclosed
Notice of Guaranteed Delivery to tender the original debentures for exchange.

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     As used in this prospectus, “Placer Dome,” the “Corporation,” the “Company,” “we,” “our,” “ours” and “us” refer to Placer Dome Inc. and its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests except where the context otherwise requires or as otherwise indicated.

     Unless otherwise specified or the context requires, references to “dollars”, “U.S. dollars”, “US$” and “$” are to United States dollars.

     This prospectus incorporates by reference our audited consolidated financial statements prepared in accordance with both U.S. and Canadian generally accepted accounting principles in each case for the three-year period ended December 31, 2003. See “Documents Incorporated by Reference”. Unless stated otherwise, all references and discussions of our financial position, results of operations and cash flows are made with reference to our audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated, and deemed to be incorporated, by reference herein contain “forward-looking statements” that are based on our current expectations, estimates and projections. These forward-looking statements include, among other things, statements with respect to our business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating our reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, the percentage of anticipated production covered by forward sale and other option contracts or agreements, and mine production costs. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	uncertainties and costs related to our exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

•	uncertainties related to the accuracy of our reserve estimates and our estimates of future production and future cash and total costs of production;

•	changes in , and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

•	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

•	expected effective future tax rates in jurisdictions in which our operations are located;

•	the protection of the health and safety of mine workers; and

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•	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa), which the South African Minister of Minerals and Energy has announced will be enacted during May 2004;

•	changes in general economic conditions, the financial markets and in the demand and market price for gold and other minerals and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, South African rand and Chilean peso;

•	the effects of hedging instruments to protect against fluctuations in gold prices and exchange rate movements and the risks of counterparty defaults;

•	geopolitical uncertainty and political and economic instability in the countries in which we operate; and

•	labor strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labor in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences that interrupt the production of minerals in our mines.

     A discussion of these and other factors that may affect our actual results, performance, achievements or financial position is contained in “Risk Factors” and elsewhere in this prospectus, and in the documents incorporated, and deemed to be incorporated, by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE

     We are “incorporating by reference” into this prospectus information we file with the British Columbia Securities Commission (“BCSC”), which means we are disclosing important information to you by referring you to those documents. The following documents filed by us with the BCSC are incorporated by reference into, and form an integral part of, this prospectus:

(1)	Annual Information Form, dated February 26, 2004, including 2003 Consolidated Annual Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, with respect thereto, both prepared in accordance with U.S. generally accepted accounting principles. “2003 Consolidated Financial Statements” means our 2003 consolidated financial statements, and the related notes thereto, as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003, together with the auditors’ report thereon.

(2)	Consolidated annual financial statements, and the related notes thereto, as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003, together with the auditors’ report thereon, prepared in accordance with Canadian generally accepted accounting principles (“2003 Canadian GAAP Consolidated Financial Statements”).

(3)	Management’s Discussion and Analysis of Financial Condition and Results of Operations, with respect to the 2003 Canadian GAAP Consolidated Financial Statements, prepared in accordance with Canadian generally accepted accounting principles.

(4)	Material change report, dated March 5, 2004, announcing that our board of directors has adopted a shareholders’ rights plan to replace the existing shareholders’ rights plan, which expires at the termination of our 2004 annual and special meeting of shareholders, scheduled to be held on May 5, 2004.

(5)	Material change report, dated March 22, 2004, announcing that Jay K. Taylor, our President and Chief Executive Officer, has advised our board of directors that he will be retiring from those offices on September 30, 2004.

     Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) and any comparative interim financial statements filed by us with the BCSC after the date of this prospectus and prior to the termination of this offering are deemed to be incorporated by reference into this prospectus.

     Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies and supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding

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statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

     We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus. Requests for such copies should be directed to the Secretary, Placer Dome Inc., P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1, telephone (604) 682-7082.

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SUMMARY

This summary may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated, or deemed to be incorporated, by reference in this prospectus, including our consolidated financial statements and related notes. References to our “gold production” mean production in ounces, or ozs., and references to our “copper production” mean production in pounds, or lbs., and data concerning the amount of our mineral reserves includes both proven and probable reserves, in each case unless otherwise expressly stated or the context otherwise requires. Please see “Glossary of Metal Terms and Metric Conversion Table” included in our Annual Information Form for the year ended December 31, 2003, which is incorporated by reference into this prospectus for a description of certain technical and measurement terms used and the documents incorporated or deemed to be incorporated by reference in this prospectus.

References to our “consolidated” production include 100% of production, including the percentage of production attributable to minority shareholders of our subsidiaries, and the pro rata share of production of unincorporated joint ventures in which we have an interest, but excludes production of equity accounted for associates (La Coipa mine). References to “our share” of production include 100% of production, excluding the percentage of production attributable to minority shareholders of our subsidiaries, the pro rata share of production of unincorporated joint ventures in which we have an interest and the equity share of production from associates.

The Company

We are a global mining company with an emphasis on gold. We conduct our mining operations through wholly-owned subsidiaries, as well as through joint ventures and partnerships. In 2003, we owned or had interests in 18 mines: 14 mines that produced gold in 2003, one mine that produced copper and gold in 2003, one mine that produced copper in 2003, and two mines that produced gold and silver in 2003. These mines are located in the United States, Canada, Australia, Papua New Guinea, South Africa, Chile and Tanzania. Exploration work is also being carried out by us in each of these countries, and many other countries throughout the world. For the year ended December 31, 2003, our share of gold production from our mines was 3,861,399 ounces of gold, and our share of copper production was approximately 425,358,000 pounds of copper. We had total sales of US$1,763 million and generated net earnings of US$229 million in the year ended December 31, 2003.

Our operations are conducted through four decentralized regional business units. These business units are divided into the following geographic areas: the Americas, which we define as North and South America, excluding Canada; Asia Pacific, which includes Australia and Papua New Guinea; Canada; and Africa.

Our share of gold production from our mines in the Americas was 1,157,390 ounces of gold, or 30.0% of our share of total gold production, in 2003. Our mines in the United States accounted for 27.4% of our share of the total gold production from all of our mines in 2003. Cortez mine, which is our largest mining operation worldwide in terms of our share of 2003 production, produced 1,065,402 ounces of gold in 2003, of which our share was 639,241 ounces. We operate, and hold a 60% joint venture interest in, the Cortez mine. In 2003, we also produced 331.7 million pounds of copper out of the Zaldívar mine located in Chile.

Our share of gold production from our mines in Asia Pacific was 1,812,637 ounces of gold, or 46.9% of our share of total gold limited production, in 2003.

Our share of gold production from our mines in Canada was 581,637 ounces of gold, or 15.1% of our share of total gold production, in 2003. In July 2002, we established the Porcupine Joint Venture in which we own a 51% interest and Kinross Gold Corporation owns a 49% interest. Under this joint venture, we contributed the Dome mine and mill and Kinross contributed the Hoyle Pond, Pamour, Nighthawk Lake and Bell Creek mines.

Our share of gold production from our mine in South Africa was 220,371 ounces of gold, or 5.7% of our share of total gold production, in 2003. South Deep mine contained approximately 47% of our total gold reserves as of December 31, 2003. The South Deep mine is a joint venture owned 50% by Western Areas Limited and 50% by us. We expect gold production at South Deep to gradually ramp up over the next several years as the main shaft, which is expected to be commissioned in late 2004, will add to our production capabilities.

Our significant subsidiaries as of December 31, 2003, and their respective places of incorporation, are set out in our Annual Information Form, dated February 26, 2004, which is incorporated by reference in this prospectus. We directly or indirectly wholly own each such subsidiary.

Our common shares are listed on the New York Stock Exchange, the Toronto Stock Exchange, The Australian Stock Exchange, Euronext—Paris and the Swiss Exchange. Our common shares are listed under the stock symbol “PDG”. International Depositary Receipts representing our common shares are listed on Euronext—Brussels.

Our head office, registered office and principal place of business is Suite 1600, 1055 Dunsmuir Street, P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1.

Our Strategy

Our financial objective is long-term growth in cash flow and earnings per share through successful gold and other metals exploration, property acquisition, technology development and application, mine development and mine operations. Our strategy is intended to generate value for shareholders through:

Optimizing of production from existing operations. We seek to enhance the performance of existing assets through productivity improvements, cost cutting and mine site exploration programs that are intended to add value by extending the life of our mines. Life of mine operational plans are focused on optimizing each mine’s discounted long term cash flow and maximizing pre-tax mine operating earnings over the long term. In 2003, we spent US$76 million on exploration, with most of the amount allocated to exploration at existing mine sites. On April 29, 2003, we announced that our Cortez joint venture discovered the Cortez Hills oxidized gold discovery, located 12 kilometers southeast of our existing Pipeline/South Pipeline complex.

Acquisition and development of long-life, low cost gold and other metal mining opportunities. We are working to enhance our portfolio of operating assets through project development and acquisition. We continuously evaluate opportunities to acquire additional gold mining assets and businesses. Our acquisition strategy is to acquire assets or properties that offer long-term growth potential without compromising our financial flexibility and the strength of our balance sheet. Consistent with our strategy, we have acquired interests in a number of properties, initiated new developments and expanded existing operations. On December 31, 2002, we completed the acquisition of 100% of the outstanding shares of AurionGold in exchange for the issuance of 77,934,094 of our common shares and the payment of US$63 million in cash to the shareholders of AurionGold. On July 23, 2003, we acquired all of the issued shares of East African Gold Mines Limited, an Australian unlisted public company, for consideration of US$252.4 million in cash. East African Gold Mines Limited, through a wholly owned subsidiary, owns 100% of the North Mara gold mine in Northern Tanzania. On September 24, 2003 we announced that we have agreed to enter into a joint venture with Newmont Mining Corporation relating to the development of our Turquoise Ridge and Getchell deposits and on January 5, 2004 we announced that we have completed the joint venture transaction.

Innovation to lower costs. We invest in research and technology to more efficiently and effectively extract and process ore. We are currently focusing our research and development activities on improving our product cost structure.

We also believe in integrating the efficient extraction of mineral resources with responsible health, safety and environmental policies.

Recent Developments

Acquisition of AurionGold

We acquired a controlling interest in AurionGold on October 22, 2002 through a public tender offer and completed the acquisition of 100% of the common shares of AurionGold as of December 31, 2002. The total acquisition cost was US$785 million, comprised of approximately 78 million of our common shares, US$63 million in cash and approximately US$13 million in direct costs incurred by us. In addition to this US$13 million of direct costs, AurionGold accrued in their pre-acquisition results charges totaling US$7 million for severance and office closure costs, bringing our total direct costs to US$20 million. This acquisition increased our interest in the Granny Smith mine in Australia from 60% to 100% and our interest in the Porgera mine in Papua New Guinea from 50% to 75%. The transaction also added three mines in Western Australia (since consolidated into the two mines presently known as Kalgoorlie West and Kanowna Belle) and one mine in Tasmania and increased our total gold reserves as of the end of 2002 to over 50 million ounces.

This acquisition also resulted in Asia Pacific becoming our largest region, measured in terms of the amount of gold production in 2003. Our consolidated financial statements have reflected AurionGold as a consolidated subsidiary since October 31, 2002.

In the fourth quarter of 2003, we finalized the AurionGold purchase price allocation, resulting in several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, our 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by US$280 million, the residual goodwill amount increased by US$230 million to US$430 million, and the net allocation of value attributed to other assets has increased by US$80 million.

Debenture Re-Financing

     On March 6, 2003, we consummated a private placement of US$200 million aggregate principal amount of 6 3/8% non-convertible debentures due March 3, 2033. Placer Dome used the net proceeds from this offering to redeem all of its outstanding 8 5/8% Junior Subordinated Debentures due December 31, 2045 at an aggregate redemption price of US$185 million, plus accrued and unpaid interest. The remaining funds were used for general corporate purposes, including working capital.

Acquisition of East African Gold Mines Limited

On July 23, 2003, we acquired all of the issued shares of East African Gold Mines Limited, an Australian unlisted public company. The consideration for the shares was US$252.4 million and was paid in cash. East African Gold Mines Limited, through a wholly owned subsidiary, owns 100% of the North Mara open pit gold mine in northern Tanzania that was commissioned in September 2002. The project consists of an open pit mining operation, Nyabirama, feeding an adjacent two million tonne per year processing plant. The project also includes the nearby Nyabigena deposit, where mining has recently commenced, and the Gokona deposit.

Turquoise Ridge and Getchell Deposits Joint Venture with Newmont Mining Corporation

On September 24, 2003, we announced that we agreed to enter into a joint venture with Newmont Mining Corporation relating to the development of our Turquoise Ridge and Getchell deposits, effective December 23, 2003. In exchange for a 25% equity interest in the Turquoise Ridge and Getchell deposits, Newmont will purchase up to a specified amount of the joint venture’s ore and process it at its cost at their nearby Twin Creeks mill. In addition, the 2% net smelter return royalty Placer Dome currently pays under the existing toll milling agreement with Newmont has been eliminated. On January 5, 2004 we announced that we have completed the joint venture transaction and that Newmont will purchase up to 730,500 tons per year of ore.

Anticipated Reduction in Mineral Reserves at South Deep

The joint venture which owns the South Deep mine is currently undertaking a review and update of the South Deep life of mine plan, taking into account technical issues specific to the South Deep operation, as well as current and anticipated costs of operating in the South African environment, including the strength of the rand, proposed royalties, and social costs imposed by pending minerals legislation. We anticipate that the completion of the above work will result in a reduction in the contained mineral reserve ounces for the South Deep mine. Revised mineral reserve and mineral resource estimates will be announced once the work is completed and reviewed by the joint venture participants, which is anticipated in the second half of 2004.

Retirement Announcement by Jay K. Taylor

On March 21, 2004, Jay K. Taylor, our President and Chief Executive Officer, announced that he had advised our board of directors that he would be retiring from those offices on September 30, 2004. Mr. Taylor will be remaining with us in an advisory role through March 2005.

The Offering

The following summary contains basic information about the exchange debentures, the related indenture and the exchange offer. It does not contain all the information that is important to you. For a more complete understanding of the exchange debentures, please refer to the sections of this prospectus entitled “Description of Debentures” and “The Exchange Offer”.

The Exchange Offer

Issuer	Placer Dome Inc., a Canadian corporation.

Securities Offered	We are offering to exchange an aggregate principal amount of up to US$300,000,000 of exchange debentures for the same aggregate principal amount of original debentures. This exchange offer is being made only to qualified holders of the original debentures.

The Exchange Offer	The exchange debentures are offered hereunder to satisfy certain obligations we incurred under the registration rights agreement dated October 10, 2003 with the representatives of the initial purchasers of the original debentures (the “Registration Rights Agreement”). The exchange debentures will represent the same continuing indebtedness of the Company as, and will be identical in all material respects to, the original debentures, except that certain additional interest will not be payable in respect of the exchange debentures and the exchange debentures will not be entitled to registration rights or subject to restrictions on transfer (except that the certificates evidencing the exchange debentures will bear a legend to the effect that they may not be transferred to persons in Canada prior to a specified date). The exchange debentures will be issued under the same indenture with Deutsche Bank Trust Company Americas, as trustee, as were the original debentures. Any original debentures that remain outstanding after consummation of the exchange offer, and the exchange debentures issued in the exchange offer, will together constitute a single series of debt securities under the indenture. This means that, in circumstances where the indenture provides for holders of debt securities of any series issued under the indenture to vote or take any other action as a class, the original debentures and the exchange debentures will vote or take that action as a single class.

The original debentures were not offered to any Canadian Persons, and the certificates evidencing the original debentures bear a legend to the effect that the holders may not resell or otherwise transfer the debentures to any Canadian Person. Pursuant to the Registration Rights Agreement, we are not required to make the exchange offer to any Canadian Persons, we are not required to accept original debentures surrendered by any Canadian Persons in the exchange offer, and we are not required to issue exchange debentures to any Canadian Persons in the exchange offer. We do not intend to make the exchange offer to any Canadian Persons, to accept debentures surrendered by any Canadian Person in the exchange offer, or to issue exchange debentures to any Canadian Persons.

Canadian Resale Restrictions	Unless permitted under Canadian securities legislation, you may not trade the exchange debentures in or to a person in any province or territory of Canada before that date which is four months and one day after the date of original issuance of the exchange debentures. The exchange debentures will bear a legend to that effect.

Tender, Expiration Time and Withdrawal	Holders of original debentures wishing to exchange those original debentures for exchange debentures pursuant to the exchange offer must comply with the procedures for tender set out under “The Exchange Offer – Procedure for Tender of Original Debentures”.

The exchange offer will expire at 5:00 p.m. New York City time, on •, 2004, or such later date as we, in our sole discretion, extend the time for which the exchange offer will remain open (the “Expiration Time”).

Tenders of original debentures may be withdrawn at any time before the Expiration Time.

Resale of Exchange Debentures	Based on an interpretation by the staff of the U.S. Securities and Exchange Commission (the “SEC”), set forth in no-action letters issued to third parties, we believe that you can resell and transfer the exchange debentures you receive pursuant to this exchange offer, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	any exchange debentures received by you will be acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in the distribution of the original debentures or exchange debentures within the meaning of the Securities Act;

•	you are not an “affiliate,” as defined in Rule 405 of the Securities Act, of us;

•	you are not engaged in, and do not intend to engage in, the distribution of the exchange debentures within the meaning of the Securities Act;

•	if you are a broker-dealer, you will receive exchange debentures in exchange for original debentures that were acquired for your own account as a result of market-making activities or other trading activities and that you will be required to acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange debentures; and

•	if you are a broker-dealer, you did not purchase the original debentures being tendered in the exchange offer directly from us for resale pursuant to Rule 144A or any other available exemption from registration under the Securities Act.

Consequences of Failure to Exchange	If you are eligible to participate in this exchange offer and you do not tender your original debentures as described in this prospectus, then you will not be entitled to additional interest or further registration rights and your original debentures will continue to be subject to restrictions on transfer. As a result of the restrictions on transfer and the availability of exchange debentures, the original debentures are likely to be much less liquid than before the exchange offer. See “The Exchange Offer — Consequences of Failure to Exchange Original Debentures Pursuant to Exchange Offer”.

Certain U.S. Federal Income Tax Consequences of Exchange	A U.S. Holder (as defined below in “Certain Income Tax Considerations — Certain United States Federal Income Tax Considerations”) will not recognize taxable gain or loss solely as a result of receiving exchange debentures in exchange for original debentures pursuant to the exchange offer.

Use of Proceeds from Exchange Offer	We will not realize any proceeds from the issue of the exchange debentures.

Exchange Agent	Deutsche Bank Trust Company Americas.

Principal Terms of the Exchange Debentures

Interest	Interest rate: 6.45% per annum, accruing from the date of issuance of the exchange debentures.

Payment frequency: semiannually on April 15 and October 15.

First payment: The first interest payment date following the last interest payment date for which interest was payable on the original debentures.

Ranking	The exchange debentures are our general unsubordinated obligations and are not secured by any collateral. Your right to payment under the exchange debentures is:

•	equal with the rights of creditors under our other unsecured unsubordinated debt, including the convertible debentures that were issued concurrently with the original debentures as described below under “Concurrent Prospectus Filing” and including our credit facilities;

•	senior to the rights of creditors under debt expressly subordinated to the exchange debentures;

•	effectively subordinated to all indebtedness and other liabilities of our subsidiaries; and

•	junior to the rights of our secured creditors to the extent of their security in our assets.

As of December 31, 2003, Placer Dome, excluding its subsidiaries and its proportionate share of unincorporated joint venture interests, had US$1,137 million of debt outstanding, of which US$77 million was in the form of preferred, subordinated, unsecured securities.

As of December 31, 2003, our subsidiaries had US$42 million of debt, including capital leases, but excluding debt owed to Placer Dome and other intercompany debt.

Additional Amounts	The indenture provides that all payments made by us with respect to the exchange debentures will be made without withholding or deduction for Canadian Taxes, unless required by law or the interpretation or administration thereof, in which case we will pay such Additional Amounts as may be necessary so that the net amount received by each holder of exchange debentures (other than certain Excluded Holders), after such withholding or deduction will not be less than the amount that the holder would have received in the absence of such withholding or deduction, provided that no Additional Amounts will be payable with respect to certain Excluded Taxes. Our obligation to pay Additional Amounts is subject to a number of exceptions and limitations and you should carefully review the information under “Description of Debentures—Additional Amounts” for more information, including the definitions of the capitalized terms used above.

Optional Redemption	We may redeem the exchange debentures in whole, at any time, or in part, from time to time, at the redemption prices described under “Description of Debentures—Optional Redemption.” In addition, we may redeem all, but not less than all, of the exchange debentures at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption if we have become or will become obligated to pay any Additional Amounts (that are more than a de minimis amount) in respect of the exchange debentures as a result of certain changes in Canadian tax laws, subject to conditions described under “Description of Debentures—Optional Redemption for Changes in Canadian Tax Law”.

Sinking Fund	The exchange debentures will not be subject to any sinking fund provision.

Covenants	The indenture will contain covenants that, among other things, will restrict our ability and the ability of our Subsidiaries to incur Indebtedness secured by Mortgages on certain properties located in Canada and the United States and our ability and the ability of our Restricted Subsidiaries to enter into specified sale and leaseback transactions involving certain properties located in Canada and the United States. These covenants are subject to a number of important exceptions and limitations and you should carefully review the information under “Description of Debentures—Certain Covenants of Placer Dome” and “Description of Debentures—Certain Definitions” for more information, including the definitions of the capitalized terms used above, and “Risk Factors—A substantial majority of our assets are not subject to the restrictive covenants in the indenture”.

Absence of a Public Market	The exchange debentures are a new issue of securities for which there is no established market. Accordingly, there can be no assurance that a market for the exchange debentures will develop or as to the liquidity of any market that may develop. The initial purchasers of the original debentures advised us that they currently intend to make a market in the exchange debentures. However, they are not obligated to do so and any market making with respect to the exchange debentures may be discontinued without notice. We do not intend to apply for the listing of the exchange debentures on any securities exchange or for quotation on any automated dealer system.

Risk Factors	You should carefully review the information appearing below under “Risk Factors” for important information with respect to some of the risks affecting us, and our business.

Concurrent Prospectus Filing

     Concurrently with this offering, we are filing a separate prospectus (the “convertible debenture prospectus”) with respect to the 2.75% convertible senior debentures (the “convertible debentures”) due in 2023 which we issued on October 10, 2003 in a $230 million aggregate principal amount concurrent with the issuance of the original debentures. The convertible debentures are convertible into our common shares, if specified events occur, at the initial conversion rate of 47.7897 common shares per US$1,000 principal amount of convertible debentures and will rank on parity in right of payment with the debentures offered hereby. The holders of the convertible debentures may require us to purchase the convertible debentures at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest, on specified dates in 2013 and 2018 or at any time prior to maturity if certain specified events occur. We may redeem any of the convertible debentures beginning on a specified date in 2010 at specified prices, and may also redeem all, but not less than all, of the convertible debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if certain changes in Canadian tax law occur. This offering is not conditioned on the filing of the convertible debenture prospectus and the filing of the convertible debenture prospectus is not conditioned on this offering. This prospectus does not constitute an offer, or the solicitation of an offer, to exchange any of the convertible debentures for exchange debentures.

RISK FACTORS

     You should carefully consider all of the information contained and incorporated, or deemed to be incorporated, by reference into this prospectus and, in particular, the risk factors set forth below, as well as the discussion on commitments and contingencies appearing in note 18 of our 2003 Consolidated Financial Statements, which are incorporated herein by reference.

Risks related to the mining industry generally

Metal price volatility

     The cash flow and earnings of Placer Dome are derived primarily from gold and copper mining and hence are extremely dependent on metal prices which fluctuate widely and are affected by numerous factors beyond Placer Dome’s control. Factors tending to affect the price of gold include:

•	governments’ sale or lending of gold bullion, and perceptions of their future intentions;

•	the relative strength of the U.S. dollar against other fiat currencies;

•	government monetary and fiscal policies;

•	expectations of the future rate of global monetary inflation and interest rates;

•	general economic conditions and the perception of risk in capital markets;

•	political conditions, including the threat of terrorism or war, and restrictions on the acquisition and holding of gold;

•	speculative trading;

•	investment demand for gold;

•	demand for gold for use in jewellery and fabrication; and

•	supply of gold from production, disinvestment and scrap recycling.

     Factors tending to affect the price of copper include:

•	global production and inventory stocks;

•	general economic conditions;

•	industrial demand; and

•	speculative trading; and

•	the relative strength of the U.S. dollar against other fiat currencies.

     The effects of these factors, individually or in aggregate, on the prices of gold and/or copper is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect the market value of Placer Dome’s metals inventory, Placer Dome’s financial performance or results of operations. Further, if the market price of gold and/or copper falls, profitability and cash flow will suffer and Placer Dome may experience losses or asset write-downs, and may curtail or suspend some or all of its exploration, development and mining activities.

     Furthermore, sustained low gold and/or copper prices can: (1) reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price; (2) halt or delay the development of new projects; (3) reduce funds available for mineral exploration, with the result that depleted mineral reserves are not replaced; and (4) result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

     The revenues and profitability of Placer Dome also could be affected, to a lesser extent than by the prices of gold and copper, by the price of silver.

Placer Dome needs to continually obtain additional mineral reserves for gold production

     Placer Dome must continually replace mineral reserves that are depleted by production. Depleted mineral reserves must be replaced by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known orebodies, or locating new deposits, in order to maintain and help grow Placer Dome’s production levels over the long term. Success in exploration for gold is very uncertain and there is a risk that future depletion of mineral reserves will not be offset by discoveries. As a result, the mineral reserve base of Placer Dome may decline if mineral reserves are mined without adequate replacement.

Uncertainty of mineral reserve and mineral resource estimates

     Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

•	mineralization or formation could be different from those predicted by drilling, sampling and similar examinations;

•	declines in the market price of gold may render the mining of some or all of Placer Dome’s mineral reserves uneconomic;

•	increases in operating mining costs and processing costs could adversely affect mineral reserves; and

•	the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves.

     Any of these factors may require Placer Dome to reduce its mineral reserve and mineral resource estimates or to increase its costs. Short-term factors, such as the need for additional development of a deposit or the processing of new or different grades, may impair Placer Dome’s profitability.

Increased costs could affect profitability

     The cash cost of production at any particular mining location is frequently subject to great variation from one year to the next due to a number of factors, such as changing waste-to-ore ratios, ore grade, metallurgy, labour costs, the cost of supplies and services (for example, electricity and fuel) and the exchange rate of the U.S. dollar against currencies of countries where mining operations are located.

     Currency fluctuations may affect the costs that Placer Dome incurs at its operations. Gold and copper are sold throughout the world based principally on the U.S. dollar price, but a significant portion of Placer Dome’s operating expenses are incurred in currencies other than the U.S. dollar. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the costs of gold and copper production in U.S. dollar terms at mines located outside the U.S. Conversely, a depreciation of non-U.S. dollar currencies usually decreases the cost of production in U.S. dollar terms in these countries.

     Placer Dome has historically reduced its exposure to foreign currency fluctuations by entering into forward sale contracts. There can be no assurance that Placer Dome will continue these forward selling techniques.

Mining Risks

     The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labor force disruption, the unavailability of material and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, seismic activity, cave-ins, flooding, rockbursts and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Placer Dome may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

Environmental Risks

     Placer Dome’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Placer Dome is required to obtain governmental permits and provide other bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Placer Dome makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

     Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Placer Dome has been, or will be, at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Placer Dome’s business, results of operations or financial condition.

     Placer Dome could also be held responsible for the costs of addressing contamination at current or former facilities or third party sites. Placer Dome could also be held liable for exposure to such hazardous substances. Placer Dome is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material.

     Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving in all regions in which Placer Dome conducts its activities. Any changes in such laws, or in the environmental conditions at Placer Dome’s mines, could have a material adverse effect on Placer Dome’s financial condition, liquidity or results of operations. Placer Dome is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take.

     As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated that for reclamation of existing disturbance that the undiscounted future value of its share of these costs to be US$268 million as at December 31, 2003, and has accrued the fair market value amount of this amount (US$198 million) on its balance sheet. For information concerning long-term reclamation provisioning, see notes 2(a), 18(a) and (b) of our 2003 Consolidated Financial Statements.

Investment returns for defined benefit pension plans

Assets in Placer Dome’s defined benefit pension plans arise through employer contributions and returns on investments made by the plans. Returns on investments made by Placer Dome’s employee defined benefit pension plans are subject to fluctuation. Placer Dome is responsible for funding any shortfall of pension assets compared to pension obligations under its defined benefit pension plans.

Risks related to Placer Dome’s operations

     In addition to the risks related to the gold mining industry generally, Placer Dome’s operations are also subject to the following risks specific to it:

Political and Country Risk

     Placer Dome conducts operations in a number of countries, namely Australia, Canada, Chile, Dominican Republic, Papua New Guinea, South Africa, Tanzania and the U.S. These operations are potentially subject to a number of political, economic and other risks. Placer Dome is not able to determine the impact of political, economic or other risks on its future financial position, however Placer Dome currently has global political risk insurance (up to a maximum limit of US$530 million) that may mitigate certain adverse financial effects from unfavourable political, economic or other events in certain countries. This policy consists of various participants with varying degrees of tenure up to five years. The first renewals will commence in October, 2006.

     Exploration, development and production activities are potentially subject to political, economic and other risks, including:

•	cancellation or renegotiation of contracts;

•	changes in foreign laws or regulations;

•	changes in tax laws;

•	royalty and tax increases or claims by governmental entities;

•	retroactive tax or royalty claims;

•	expropriation or nationalization of property;

•	inflation of costs that is not compensated by a currency devaluation;

•	foreign exchange controls;

•	restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the sale of gold offshore in U.S. dollars;

•	restrictions on the remittance of dividend and interest payments offshore;

•	restrictions on the ability of a foreign company to have management control of a mining operation;

•	requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign entity must subsidize;

•	environmental controls and permitting;

•	government mandated social expenditures, such as comprehensive health care for HIV/AIDS infected employees and families;

•	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism; and

•	other risks arising out of foreign sovereignty over the areas in which Placer Dome’s operations are conducted.

     Such risks could potentially arise in any country in which Placer Dome operates, however the risks are regarded as greater in South Africa, Tanzania and Papua New Guinea.

     Consequently, Placer Dome’s exploration, development and production activities may be substantially affected by factors beyond Placer Dome’s control, any of which could materially adversely affect Placer Dome’s financial position or results of operations. Furthermore, in the event of a dispute arising from such activities, Placer Dome may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

     In relation to South Africa and Tanzania, a number of economic and social issues exist which increase Placer Dome’s political and economic risk. The current South African government is facing economic and political issues such as employment creation, black economic empowerment and land redistribution, and social issues (such as crime, corruption, poverty and HIV/AIDS), all of which may impact Placer Dome’s South African operations. While the government is adopting measures to address these issues, this political climate increases the risk of the government making changes in the future to its position on issues such as foreign investment, industrial relations, mining concessions and land tenure, which in turn may adversely affect Placer Dome’s South African operations.

     HIV/AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) are major health care issues faced in South Africa and Tanzania. Tanzania also suffers from a high incidence of malaria. A portion of Placer Dome’s South African and Tanzanian workforces is believed to be infected by HIV/AIDS. Placer Dome has undertaken a comprehensive HIV/AIDS awareness and prevention program for South Deep mine employees, their families and local communities, and is developing a program for North Mara. It is not possible to determine with certainty the costs that Placer Dome may incur in the future in dealing with this issue, however if the number of infections increases, costs associated with treatment and employee retraining may also increase, affecting profitability.

     In relation to Papua New Guinea, the location of the Porgera and Misima gold mines, there is a greater level of political and economic risk compared to some other countries in which Placer Dome operates. For example, open pit operations at the Porgera mine were suspended from August 27, 2002 to October 12, 2002 due to interruptions in the electrical power supply as a result of election related vandalism. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera mine’s infrastructure, including power, water and fuel may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.

     The Porgera and Misima mines have, on a number of occasions, experienced delays in the granting of operating permits and licences necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera and Misima mines may not be able to operate for a period. Future government actions cannot be predicted, but may impact on the operation and regulation of mines including Porgera and Misima.

Occurrence of events for which Placer Dome is not insured may affect its cash flows and overall profitability

     Placer Dome maintains insurance to protect itself against certain risks related to its operations. Other than the political risk insurance mentioned above, Placer Dome’s insurance coverage includes the following:

•	property (including boiler and machinery) insurance;

•	directors and officers liability insurance;

•	comprehensive general liability insurance; and

•	marine cargo insurance.

     Although these coverages are maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk, there is no assurance that the coverage will be sufficient to indemnify Placer Dome in the event of a claim or loss. Also, Placer Dome may not have insurance for certain risks, such as environmental pollution or other hazards, against which mining companies cannot insure, or against which Placer Dome may elect not to insure because of high premium costs or various other reasons.

     Occurrences of events for which Placer Dome is not insured may adversely affect its cash flows and overall profitability.

Placer dome’s business depends upon good relations with its employees

     Employees at the South Deep, Dome (Porcupine Joint Venture) and Zaldivar mines are unionized. In the past, labour disruptions at various mines in South Africa have been used to advocate labour, political and social causes. Hence the risk of labour disruptions is considered to be higher at South Deep.

Placer Dome may not have satisfactory title to its properties

     The validity and ownership of mining property holdings can be uncertain and may be contested. Although Placer Dome has attempted to acquire satisfactory title to its properties, risk exists that some titles, particularly titles to undeveloped properties, may be defective. There are currently a number of pending native title or traditional land owner claims relating to certain of Placer’s properties in Australia. See “Government regulation and changes in legislation” below for a discussion on South African title issues.

Competition for mineral land

     There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where Placer Dome contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that Placer Dome will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs

     Placer Dome’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, Placer Dome actively seeks to replace and expand its mineral reserves, primarily through exploration and development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Placer Dome’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves. In the event that new mineral reserves are not discovered, Placer Dome may not be able to sustain production beyond the current mine lives, based on current production rates.

Government regulation and changes in legislation

     In the U.S., much of Placer Dome’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands, pursuant to the federal mining laws. There are numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. Placer Dome is not able to determine the impact of such mining-related regulatory developments on its future financial position. See note 18(e) of our 2003 Consolidated Financial Statements for further information.

     On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Minister of Minerals and Energy announced in February that the Act will be enacted during May 2004.

     The Act provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration and production rights. Holders of old-order mining rights will have five years to lodge their rights for conversion into new mining rights. The conversion requirements are set out in the Act. Old-order mining rights will continue in force during the conversion period.

     The Act calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) which sets out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans (“HDSAs”) in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 15% in five years and 26% over 10 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation.

     The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

     South Deep is relatively advanced in meeting the operational Charter targets. Regarding human resources development, approximately 20% of the workforce have successfully completed basic educational training that focuses on numeracy and literacy; regarding employment equity in senior and junior management, approximately 40% and 43%, respectively, are HDSAs; regarding mine community and rural development, the CARE project is a program that has won international recognition in its training and developing of the South Deep 1999 retrenched employees and continues to lead in the industry, improving the lives of the mine community and rural development, with 75% of the employees now being economically active; regarding housing and living conditions, significant improvements in on-site living conditions/accommodations, and an increase in living-out allowance have taken place; and regarding procurement, the mine has developed a procurement policy that allows for development and increased business to HDSAs.

     The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “draft Bill”) to the public for comment. If approved in its original form, the draft Bill would provide for a 3% tax-deductible royalty on gold revenues from Placer Dome’s share of production at the South Deep mine. In his February 18, 2004 budget speech, the South African Minister of Finance announced that the new royalties would not commence until 2009. A revised draft of the Bill is expected to be released sometime in 2004. The Minister also indicated that finalization of the Bill would provide an opportunity to review the mining industry’s tax dispensation as a whole.

     At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and other relevant legislation and to assess their impact on current operations and future development at South Deep.

Joint ventures

     Certain of the properties in which Placer Dome has an interest are operated though joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Placer Dome or to third parties could have a material adverse effect on the joint ventures. In addition, Placer Dome may be unable to exert control over strategic decisions made in respect of such properties.

Licenses and permits

     The operations of Placer Dome require licenses and permits from various governmental authorities. Placer Dome believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee Placer Dome will be able to obtain or maintain all necessary licenses and permits (including those for Cortez Hills) as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Acquisitions

     Placer Dome undertakes evaluations of opportunities to acquire additional gold mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Placer Dome’s business, and may expose Placer Dome to new geographic, political, operating, financial and geological risks. Placer Dome’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of Placer Dome. Any acquisitions would be accompanied by risks, such as a significant decline in the gold price, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Placer Dome’s ongoing business; the inability of management to maximize the financial and strategic position of Placer Dome through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, Placer Dome may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Placer Dome to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Placer Dome would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Use of forward sale and derivative instruments

     Placer Dome has historically reduced its exposure to gold, copper and silver price fluctuations by entering into forward sale and financial derivative contracts. There can be no assurance that Placer Dome will continue the forward selling techniques successfully used, or any other forward selling techniques, or, if they are continued, that Placer Dome will be able to achieve in the future realized prices for gold produced in excess of average London PM fix prices as a result of its forward selling activities.

     If the gold price rises above the price at which future production has been committed under Placer Dome’s hedge instruments, Placer Dome will have an opportunity loss. However, if the gold price falls below that committed price, revenues will be protected to the extent of such committed production. In addition, Placer Dome could be exposed to a loss of value if a counterparty to a hedge or forward sale contract defaults on its primary obligations under the instrument.

Risks Relating to the Debentures

An active trading market may not develop for the exchange debentures, and you may not be able to resell the exchange debentures

     The exchange debentures are a new issue of securities, for which there is no established market. Although the initial purchasers of the original debentures advised us that they currently intend to make a market for the exchange debentures, they are not obligated to do so, and may discontinue market-making activities at any time without notice. In addition, their market-making activities will be subject to limits imposed by applicable U.S. securities laws. We do not intend to apply for listing of the exchange debentures on any securities exchange or for quotation on any automated quotation system. We cannot assure you that any market for the exchange debentures will develop or be sustained. If an active market is not developed or sustained, then the market price and liquidity of the exchange debentures may be adversely affected.

Placer Dome is a holding company and the debentures will effectively be subordinated to all of its subsidiaries’ existing and future liabilities

     The debentures will be obligations exclusively of Placer Dome and will not be obligations of any subsidiaries of Placer Dome. Placer Dome is a holding company and conducts substantially all of its operations through subsidiaries. Substantially all of Placer Dome’s operating assets are owned by its subsidiaries, effectively subordinating the debentures to all existing and future liabilities (including indebtedness, trade payables, and tax, lease and letter of credit obligations) of its subsidiaries. Therefore, Placer Dome’s rights and the rights of its creditors, including holders of the debentures, to participate in the assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of such subsidiary’s creditors, except to the extent that Placer Dome may be a creditor with recognized claims against the subsidiary, in which case Placer Dome’s claims would still be effectively subordinate to any third party security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any liabilities of the subsidiary senior to those held by Placer Dome.

     Our subsidiaries had US$42 million of total debt, including capital leases, but excluding debt owed to Placer Dome and other intercompany debt, outstanding as of December 31, 2003.

Placer Dome is a holding company and, therefore, its ability to pay the principal and interest on the debentures is dependent upon the distribution of funds from its subsidiaries

     Because Placer Dome is a holding company and substantially all its operations are conducted through its subsidiaries, Placer Dome’s cash flow, and its consequent ability to service its debt, including the debentures, and to pay amounts due in respect to its other obligations, is dependent upon the results of operations of its subsidiaries and the distribution of funds by its subsidiaries. The ability of its subsidiaries to provide dividends, loans and advances to Placer Dome may be subject to contractual, statutory or regulatory restrictions, depends upon the results of operations of its subsidiaries, and is subject to various business considerations.

     Our subsidiaries had US$42 million of debt, including capital leases, but excluding debt owed to Placer Dome and other intercompany debt, outstanding as of December 31, 2003.

A substantial majority of our assets are not subject to the restrictive covenants in the Indenture

     A substantial majority of our assets (measured in terms of net book value of our property, plant and equipment) is located outside of Canada and the United States and, therefore, will not be subject to the covenants in the indenture limiting our ability to incur indebtedness secured by specified assets or to enter into sale and leaseback transactions with respect to specified assets. The fact that the majority of our assets will not be subject to these covenants could have adverse effects on the holders of the debentures. In particular, the indenture will not prevent us from incurring indebtedness secured by assets located outside of Canada and the United States, and any secured indebtedness we incur will rank senior in right of payment to the debentures to the extent of the security interest in such assets. In addition, any sale and leaseback transactions we enter into with respect to our assets that are not subject to the covenant restricting sale and leaseback transactions will reduce the amount of our assets available to the holders of the debentures in the event of a liquidation of the Company.

Consequences of failure to exchange your original debentures for exchange debentures

     The original debentures were sold under exemptions from registration under applicable U.S. federal and state securities laws and have not been registered under the U.S. Securities Act of 1933. If you do not tender your original debentures for exchange under the exchange offer, the original debentures may be only offered or sold only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933 and applicable state securities laws. If you wish to sell or otherwise dispose of all or any part of your original debentures under an exemption from registration under the Securities Act, you must, if requested by us, deliver to us an opinion of counsel, reasonably acceptable in form and substance to us, that such exemption is available. The certificates evidencing the original debentures bear a legend setting out such transfer restrictions. In addition, the debentures may not be transferred or resold to Canadian Persons at any time and the exchange debentures may not be transferred or resold to persons in Canada prior to a specified date (see “The Exchange Offer — Canadian Legends on the Debentures”).

ENFORCEMENT OF CIVIL LIABILITIES

     We are a corporation organized under the laws of Canada and most of our directors and officers are residents of Canada. In addition, a substantial portion of our assets is located outside the United States. As a result, it may be difficult for holders of debentures to effect service of process within the United States upon our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors or officers under U.S. federal securities laws. We have been advised by Edwards, Kenny & Bray, our Canadian counsel, that a judgment predicated solely upon civil liability under such laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon such laws.

RATINGS OF THE DEBENTURES

     The original debentures and the exchange debentures have been assigned a rating of “Baa2” by Moody’s Investors Service, Inc. (“Moody’s) and “BBB+” by Standard & Poor’s Rating Services (“Standard & Poor’s”). The rating of “Baa2” by Moody’s is the 4th of 9 Moody’s rating categories, and the rating of “BBB+” by Standard & Poor’s is the 4th of 10 Standard & Poor’s rating categories.

     A debenture given a rating of Baa by Moody’s is considered to be a medium-grade obligation (i.e. the debentures are neither highly protected, nor poorly secured). Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such debentures lack outstanding investment characteristics and, in fact, have speculative characteristics, as well. Moody’s also applies numerical modifiers in each generic rating classification from Aa through Caa. The modifier 2 indicates a mid-range ranking within the generic rating classification.

     An obligation rated BBB by Standard & Poor’s exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a (+) or (—) to show relative standing within the major rating categories.

     A rating is not a recommendation to buy, sell or hold a security, and may be subject to revision or withdrawal by the rating agency at any time. We cannot assure you that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if such rating is so revised or withdrawn, we are under no obligation to update this prospectus.

USE OF PROCEEDS

     We will not realize any proceeds from the issue of the exchange debentures.

     We realized net proceeds of US$295.8 million from the sale of the debentures and net proceeds of US$224.2 from the sale of the convertible debentures, both after deducting commissions for the initial purchasers and our offering expenses. We have used or intend to use as the case may be the net proceeds we realized from the sale of the debentures and the concurrent sale of the non-convertible debentures to refinance approximately US$300 million of the acquisition costs of East African Gold Mines Limited, including the repayment of commercial paper, and approximately US$140 million to fund associated capital requirements for the expansion of the North Mara Mine and to fund planned capital expenditures and development projects. Any remaining funds will be used for general corporate purposes, which may include working capital.

EARNINGS COVERAGE

     The earnings coverage set out below has been prepared and included in this prospectus in accordance with Canadian disclosure requirements and is based on our 2003 Consolidated Financial Statements, prepared in accordance with U.S. generally accepted accounting principles and incorporated herein by reference.

     The annual interest requirements on our long-term debt, using applicable interest rates, after giving effect to the issue of the debentures and the non-convertible debentures on a pro forma basis as if the issuance thereof had occurred on the first day of the twelve month period ended December 31, 2003, was US$71 million. Our earnings, after giving such effect to the issue of the debentures and non-convertible debentures and after adjustments for minority interests in the net earnings of subsidiaries, but before the deduction of interest on long-term debt and income and resource taxes for the twelve month period ended December 31, 2003 amounted to US$250 million, which is 3.5 times our interest requirements for that period.

CAPITALIZATION

     The following table summarizes our consolidated cash and cash equivalents and capitalization as of December 31, 2003 on an actual basis.

     The net proceeds from the issuance of the original debentures and concurrent issuance of the convertible debentures were applied as described under “Use of Proceeds”.

     The data is derived from our 2003 Consolidated Financial Statements. You should read this table in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Information Form, dated February 26, 2004, and our 2003 Consolidated Financial Statements, which are incorporated by reference in this prospectus.

December 31, 2003
(In millions of US dollars)
Cash and cash equivalents	$582

Long-term debt (excluding current portion)(1):
7-1/8% unsecured bonds due 2007	$100
7-3/4% unsecured bonds due 2015	100
2.75% convertible debentures due 2023	230
6-3/8% debentures due 2033	200
6.45% debentures due 2035	300
8-1/2% Series B junior subordinated preferred unsecured securities due 2045	77
Medium term notes, unsecured(2)	140
East African Gold Mines Limited loan, non-recourse to Placer Dome	28
Capital leases	4

Total long-term debt	1,179
Shareholders’ equity:
Preferred shares—unlimited shares authorized, no par value, none issued	—
Common shares—unlimited shares authorized, no par value, issued and outstanding 411,530,294 shares as of December 31, 2003	2,023
Retained earnings	345
Accumulated other comprehensive income	(35)
Contributed surplus	66

Total shareholders’ equity	2,399

Total capitalization	$3,578

(1)	As of December 31, 2003, the current portion of our long-term debt and capital leases was US$10 million, comprised of US$2 million of capital leases and US$8 million for the East African Gold Mines Limited loan.

(2)	Interest rates ranging from 6.64% to 8.05% with maturities extending to 2026.

SELECTED FINANCIAL INFORMATION

     The following table sets forth certain selected historical consolidated financial and production data as of the dates and for each of the periods presented prepared in accordance with U.S. generally accepted accounting principles. Audited financial statements for the three years ended December 31, 2003, prepared in accordance with Canadian generally accepted accounting principles, have also been prepared and filed with Canadian securities regulators. The selected consolidated statements of earnings (loss) data for the years ended December 31, 2003, 2002 and 2001 and the selected consolidated balance sheet data as of December 31, 2003 and 2002 set forth below have been derived from our 2003 Consolidated Financial Statements incorporated by reference herein. The selected consolidated balance sheet data as of December 31, 2001 set forth below have been derived from our audited consolidated financial statements for the year ended December 31, 2001, which are not incorporated herein by reference. This information should be read in conjunction with our consolidated audited financial statements and related notes, which are incorporated by reference in this prospectus. The data set forth under the caption “Gold Statistics” has not been audited.

	Year Ended December 31
	2001	2002	2003
	(In millions of U.S. dollars, except
	per common shares and gold statistics)
Consolidated statements of earnings (loss) data(1)
Sales	$1,223	$1,209	$1,763
Mine operating earnings	$336	$324	$406
Operating expenses:
General and administrative	41	40	51
Exploration	44	52	76
Resource development, technology and other	56	55	64
Write-downs of mining interests	301	—	—
Operating earnings (loss)	$(106)	$177	$215
Net earnings (loss) before the cumulative effect of changes in accounting policy	$(133)	$124	$246
Net earnings (loss)	$(133)	$116	$229
Per common share:
Net earnings (loss) before the cumulative effect of changes in accounting policy	$(0.41)	$0.35	$0.60
Net earnings (loss)	$(0.41)	$0.33	$0.56
Diluted net earnings (loss)	$(0.41)	$0.33	$0.56
Cash dividends	$0.10	$0.10	$0.10

	As of December 31,
	2001	2002	2003
	(In millions of U.S. dollars, except gold statistics)
Balance sheet data(1)
Cash and cash equivalents	$433	$537	$582
Property, plant and equipment, purchased undeveloped mineral interests and deferred stripping	$1,683	$2,332	$2,564
Total assets	$2,611	$3,873	$4,515
Long-term debt and capital leases (including current portion)	$842	$947	$1,189
Total liabilities	$1,268	$1,714	$2,116
Shareholders’ equity	1,343	2,159	2,399
Total liabilities and shareholders’ equity	$2,611	$3,873	$4,515

Gold statistics (unaudited):
Proven and probable ore reserves (thousands of ozs.)(2)	44,454	52,891	60,545

(1)	Amounts in this table reflect the following significant transactions and changes in accounting policies:

(i)	In 2001, Placer Dome recorded write-downs and provisions totaling US$301 million (with nil tax effect), including US$292 million for the Getchell Mine and US$8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan at then current gold prices that would recover the carrying value of the asset.

(ii)	On October 22, 2002 Placer Dome gained control of AurionGold. This increases Placer Dome’s ownership in Granny Smith and Porgera Mines to 100% and 75% from 60% and 50% respectively as well as adding the Henty, Kalgoorlie West and Kanowna Belle mines to the Corporation’s holdings.

(iii)	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.

(iv)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by US$8 million (US$0.02 per share). The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by US$7 million (US$0.02 per share). The above items combined to decrease net earnings by US$1 million in 2002.

(v)	On January 1, 2003, Placer Dome adopted a new accounting standard “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. The cumulative non-cash effect of the change through January 1, 2003, which was booked in the first quarter was a US$17 million (US$0.04 per share) charge to net earnings.

(vi)	On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold Mines Limited for US$255 million. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania.

(vii)	On December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont Mining Corporation (“Newmont”) at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits.

(viii)	In the fourth quarter of 2003, Placer Dome finalized the AurionGold purchase price allocation resulting in several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome’s 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by US$280 million, the residual goodwill amount has increased by US$230 million to US$430 million, and the net allocation of value attributed to other assets has increased by US$80 million.

(2)	The amount of ore reserves includes both proven and probable ore reserves as defined under the Canadian Institute of Mining, Metallurgy and Petroleum as required by National Instrument 43-101 of the Canadian Securities Administrators. In the case of mines in which we have a less than 100% interest, amounts of ore reserves include only our pro rata share of proven and probable reserves at these mines. Estimations of ore reserves are made on an annual basis.

DESCRIPTION OF DEBENTURES

     The original debentures have been, and the exchange debentures are to be, issued under an indenture dated March 6, 2003, as amended and supplemented (as so amended and supplemented, the “Indenture”), entered into by Placer Dome and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). The exchange debentures will represent the same continuing indebtedness of Placer Dome as, and will be identical in all material respects to, the original debentures, except that the exchange debentures will be registered under the Securities Act, certain additional interest will not be payable in respect of the exchange debentures and the exchange debentures will not be entitled to registration rights or subject to restrictions on transfer (except that the certificates evidencing the exchange debentures will bear a legend to the effect that they may not be transferred to persons in Canada prior to a specified date). References herein to the “debentures” are to the original debentures and the exchange debentures, together.

     The following summary of certain provisions of the Indenture and the debentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms, and the form of certificate evidencing the debentures. Copies of the Indenture and the form of certificate evidencing the exchange debentures are available upon request from Placer Dome. Capitalized terms and some of the other terms used but not defined in the following description of the debentures have the respective meanings specified in the Indenture. As used in the following description of the debentures, the terms “Placer Dome,” “we,” “our” and “us” mean Placer Dome Inc., excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries and its proportionate share of unincorporated joint venture interests.

General

     The Indenture provides that Placer Dome may issue debt securities (the “debt securities”) thereunder from time to time in one or more series and permits Placer Dome to establish the terms of each series of debt securities at the time of issuance. The Indenture does not limit the aggregate amount of debt securities that may be issued by Placer Dome thereunder.

     The original debentures and the exchange debentures will together constitute a separate series of debt securities under the Indenture, initially limited to US$300,000,000 aggregate principal amount. Under the Indenture, Placer Dome may, without the consent of the holders of the debentures, “reopen” the series and issue additional debentures and exchange debentures from time to time in the future. The original debentures, the exchange debentures and any additional debentures or exchange debentures we may issue in the future upon such a reopening will constitute a single series of debt securities under the Indenture. This means that, in circumstances where the Indenture provides for the holders of debt securities of any series to vote or take any action, the original debentures and the exchange debentures, and any additional debentures or exchange debentures that we may issue by reopening the series, will vote or take that action as a single class.

     The Indenture does not limit the amount of unsecured indebtedness Placer Dome or its subsidiaries may incur. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends or issuing or repurchasing our securities. The Indenture contains certain covenants of Placer Dome that are described below under “—Certain Covenants of Placer Dome.” You are not afforded protection under the Indenture in the event of a highly leveraged transaction or a change in control of us.

     The debentures will mature on October 15, 2035, unless earlier redeemed. The debentures will bear interest from October 10, 2003 at the rate of 6.45% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2004, to the persons in whose names the debentures are registered, subject to certain exceptions as provided in the Indenture, at the close of business on April 1 or October 1, as the case may be, immediately preceding such April 15 or October 15. Interest on the debentures will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     The debentures will be unsecured and unsubordinated obligations of Placer Dome. The debentures will not be obligations of or guaranteed by any of our subsidiaries or by any joint ventures or partnerships to which we are a party. See “—Ranking of Debentures; Holding Company Structure” below.

     The debentures will not be entitled to the benefit of any sinking fund and will not be subject to repurchase by Placer Dome at the option of the holders. The debentures will be subject to redemption at the option of Placer Dome as described below under “—Optional Redemption” and “—Optional Redemption for Changes in Canadian Tax Law.”

     If Placer Dome has not filed an exchange offer registration statement or a shelf registration statement (as those terms are defined below under “The Exchange Offer — Overview”) covering the original debentures by a specified date, if the exchange offer registration statement or the shelf registration statement is not declared effective by a specified date, or if either Placer Dome has not consummated the exchange offer (as defined below under “The Exchange Offer) by a specified date or, if applicable, Placer Dome does not keep the shelf registration statement effective for a specified period of time, then Additional Interest (as defined in the Registration Rights Agreement, and as described below under “The Exchange Offer”) on the original debentures will be payable under certain circumstances until that requirement is satisfied.

     The debentures will be issued only in fully registered form without coupons, in denominations of US$1,000 and integral multiples of US$1,000 in excess thereof. The debentures will be denominated and payable in U.S. dollars.

     The original debentures sold initially to “qualified institutional buyers” (“QIBs”), as defined in Rule 144A under the Securities Act, and to non-U.S. persons in reliance on Regulation S under the Securities Act, are represented by global debentures (as defined below) in book-entry form. The original debentures sold initially to institutional “accredited investors” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) (“institutional accredited investors”) that are not QIBs were issued in definitive certificated form. Holders of interests in global debentures will not be entitled to receive original debentures in definitive certificated form registered in their names except in the limited circumstances described below. See “—Book-Entry; Delivery and Form.”

     The principal of, and premium, if any, and interest on, the debentures will be payable, and, subject to the restrictions on transfer described herein, the debentures in definitive certificated form may be surrendered for registration of transfer or exchange, at the office or agency maintained by Placer Dome for that purpose in the Borough of Manhattan, The City of New York; provided that payments of interest may be made at the option of Placer Dome by check mailed to the address of the persons entitled thereto or by transfer to an account maintained by the payee with a bank located in the United States; and provided, further, that payments on global debentures will be made to The Depository Trust Company, as depository (the “Depository”), or its nominee. The office or agency initially maintained by Placer Dome for the foregoing purposes shall be the office of the Trustee in New York City designated for such purpose. No service charge shall be made for any registration of transfer or exchange of debentures, but Placer Dome may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The registered holder of a debenture is treated as the owner of it for all purposes subject to applicable law.

     If any interest payment date, redemption date or maturity date of any of the debentures is not a Business Day at any Place of Payment, then payment of principal, premium, if any, and interest need not be made at such Place of Payment on such date but may be made on the next succeeding Business Day at such Place of Payment, and no interest will accrue on the amount so payable for the period from and after such interest payment date, redemption date or maturity date, as the case may be.

     Placer Dome will not be required to:

•	issue, register the transfer of, or exchange any debentures during the period beginning at the opening of business 15 days before any selection of debentures to be redeemed and ending at the close of business on the day of that selection; or

•	register the transfer of, or exchange any debentures, or portion thereof, called for redemption, except the unredeemed portion of any debentures being redeemed in part.

Ranking of Debentures; Holding Company Structure

     The debentures will be unsecured and unsubordinated obligations exclusively of Placer Dome and will not be obligations of any subsidiaries of Placer Dome. A holder’s right of payment under the debentures will rank equally with the rights of creditors under other unsecured unsubordinated debt of Placer Dome and the convertible debentures. Placer Dome is a holding company and conducts substantially all of its operations through subsidiaries. Substantially all of Placer Dome’s operating assets are owned by its subsidiaries, effectively subordinating the debentures to all existing and future liabilities (including indebtedness, trade payables, and tax, lease and letter of credit obligations) of its subsidiaries. Therefore, Placer Dome’s rights and the rights of its creditors, including holders of the debentures, to participate in the assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of such subsidiary’s creditors, except to the extent that Placer Dome may be a creditor with recognized claims against the subsidiary, in which case Placer Dome’s claims would still be effectively subordinate to any third party security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any liabilities of the subsidiary senior to those held by Placer Dome.

     Our subsidiaries had US$42 million of debt, including capital leases, but excluding debt owed to Placer Dome and other intercompany debt, outstanding as of December 31, 2003. Although Placer Dome’s credit facilities impose limitations on the incurrence of additional indebtedness by Placer Dome and its subsidiaries, Placer Dome and its subsidiaries retain the ability to incur substantial additional indebtedness and other liabilities.

     The debentures will also be junior in right of payment to Placer Dome’s secured creditors to the extent of their collateral. As of December 31, 2003, Placer Dome, excluding its subsidiaries and its proportionate share of unincorporated joint venture interests, had US$1,137 million of debt outstanding, of which US$77 million was in the form of preferred, subordinated, unsecured securities.

     Because Placer Dome is a holding company substantially all of whose operations are conducted through its subsidiaries, Placer Dome’s cash flow and its consequent ability to service its debt, including the debentures, and to pay amounts due in respect to its other obligations, is dependent upon the results of operations of its subsidiaries and the distribution of funds by its subsidiaries to Placer Dome. The ability of its subsidiaries to provide dividends, loans and advances to Placer Dome may be subject to contractual, statutory or regulatory restrictions, depends upon the results of operations of its subsidiaries, and is subject to various business considerations.

Optional Redemption

     The debentures will be redeemable, in whole, or from time to time in part, at the option of Placer Dome on any date at a redemption price equal to the greater of

       (1) 100% of the principal amount of the debentures to be redeemed; and

       (2) the sum of the present values of the remaining scheduled payments of principal and interest on the debentures to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in the case of both clause (1) and clause (2) above, accrued and unpaid interest on the principal amount of the debentures being redeemed to such redemption date. Notwithstanding the foregoing, installments of interest on debentures that are due and payable on interest payment dates falling on or prior to the relevant redemption date will be payable to the holders of such debentures (or one or more Predecessor Securities) registered as such at the close of business on the relevant record dates according to their terms and the provisions of the Indenture.

     “Treasury Rate” means, with respect to any redemption date for the debentures,

       (1) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date for the debentures, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or

       (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Treasury Rate shall be calculated on the third Business Day preceding the applicable redemption date. As used in the immediately preceding sentence and in the definition of “Reference Treasury Dealer Quotations” below, the term “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

     “Comparable Treasury Issue” means, with respect to any redemption date for the debentures, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the debentures.

     “Comparable Treasury Price” means, with respect to any redemption date for the debentures, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, (2) if the Trustee obtains fewer than four but more than one such Reference Treasury Dealer Quotations for such redemption date, the average of all such quotations or (3) if the Trustee obtains only one such Reference Treasury Dealer Quotation for such redemption date, that Reference Treasury Dealer Quotation.

     “Final Maturity Date” means October 15, 2035.

     “Independent Investment Banker” means, with respect to any redemption date for the debentures, Citigroup Global Markets Inc. and its successors, J.P. Morgan Securities Inc. and its successors or Morgan Stanley & Co. Incorporated and its successors, whichever is selected by the Trustee after consultation with Placer Dome, or, if all such firms or the respective successors, if any, to such firms, as the case may be, are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States of America appointed by the Trustee after consultation with Placer Dome.

     “Reference Treasury Dealers” means, with respect to any redemption date for the debentures, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated and their respective successors (provided, however, that if any such firm or any such successor, as the case may be, ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Trustee, after consultation with Placer Dome, shall substitute therefor another Primary Treasury Dealer) and one other Primary Treasury Dealer selected by the Trustee after consultation with Placer Dome.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the debentures, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at such holder’s registered address. If less than all the debentures are to be redeemed at the option of Placer Dome, the Trustee will select, in such manner as it deems fair and appropriate, the debentures (or portions thereof) to be redeemed.

     Unless Placer Dome defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the debentures or portions thereof called for redemption on such redemption date.

Additional Amounts

     The Indenture provides that all payments made by Placer Dome under or with respect to the debentures (including, without limitation, any Additional Interest paid by Placer Dome under the Registration Rights Agreement (as those terms are defined below under “Exchange Offer”)) will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”), unless Placer Dome is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant governmental authority or agency. If Placer Dome is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to any debentures, Placer Dome will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of debentures after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted and similar payments (the term “Additional Amounts” shall also include any such similar payments) will also be made by Placer Dome to holders of debentures that are not subject to withholding but are required to pay tax directly on amounts otherwise subject to withholding; provided, however, that no Additional Amounts will be payable with respect to:

     (1) a payment made to a holder of debentures (an “Excluded Holder”) in respect of the beneficial owner thereof:

          (a) with which Placer Dome does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

          (b) which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirement which applies generally to holders of debentures who are not residents of Canada, at least 60 days prior to the effective date of any such imposition or change, Placer Dome shall give written notice, in the manner provided in the Indenture, to the Trustee and the holders of the debentures then outstanding of such imposition or change, as the case may be, and provide the Trustee and such holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirement); or

          (c) which is subject to such Canadian Taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of such debentures or the receipt of payments thereunder; or

       (2) any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (“Excluded Taxes”).

     The Indenture further provides that Placer Dome will (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

     The Indenture further provides that Placer Dome will furnish to the holders of any debentures, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law in respect of such debentures, certified copies of tax receipts evidencing such payment by Placer Dome.

     The Indenture further provides that Placer Dome will indemnify and hold harmless each holder of any debentures (other than an Excluded Holder or with respect to Excluded Taxes) and upon written request reimburse each such holder for the amount of:

          (a) any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debentures (including, without limitation, any payment of Additional Interest pursuant to the Registration Rights Agreement);

          (b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

          (c) any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above.

     Wherever there is mentioned, under this caption “Description of the Debentures”, in any context, the payment of principal of, or premium, if any, or interest on, or any other amount payable on or with respect to, any debentures (including, without limitation, any Additional Interest payable pursuant to the Registration Rights Agreement), such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

     The Indenture provides that the covenants described above under this caption “—Additional Amounts” shall survive any termination, defeasance, covenant defeasance or discharge of the Indenture and shall survive the repayment of all or any of the debentures.

Optional Redemption for Changes in Canadian Tax Law

     The debentures will be subject to redemption, in whole but not in part, at the option of Placer Dome, at any time at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the applicable redemption date (provided that installments of interest on debentures that are due and payable on interest payment dates falling on or prior to the relevant redemption date will be payable to the holders of the debentures (or one or more Predecessor Securities) registered as such at the close of business on the relevant record dates according to their terms and the provisions of the Indenture) in the event that Placer Dome has become or will become obligated to pay (which obligation Placer Dome cannot avoid through the use of reasonable measures available to it), on the next date on which any amount would be payable with respect to the debentures, any Additional Amounts (which are more than a de minimis amount) in respect of the debentures as a result of any amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein) or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations by any applicable legislative body, court, governmental agency or regulatory authority of Canada (or any political subdivision or taxing authority thereof or therein), and in any such case which amendment or change is announced or becomes effective on or after the first date on which the debentures were originally issued.

     It shall be a condition to Placer Dome’s right to redeem the debentures pursuant to the provisions set forth in the immediately preceding paragraph that, prior to giving any notice of redemption of the debentures, Placer Dome shall have delivered to the Trustee:

     (1) an officers’ certificate stating that the obligation to pay such Additional Amounts cannot be avoided by Placer Dome taking reasonable measures available to it; and

     (2) an opinion of independent legal counsel to Placer Dome of nationally recognized standing in Canada and experienced in such matters to the effect that Placer Dome has or will become obligated to pay, on the next date on which any amount would be payable with respect to the debentures, Additional Amounts in respect of the debentures as a result of an amendment or change of the type described in the immediately preceding paragraph.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the debentures at such holder’s registered address.

     Unless Placer Dome defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the debentures called for redemption.

Certain Covenants of Placer Dome

     The Indenture does not limit the amount of unsecured indebtedness or the amount of lease obligations or other liabilities that may be incurred by Placer Dome and its Subsidiaries, nor does the Indenture limit the amount of indebtedness, whether secured or unsecured, or the amount of lease obligations or other liabilities that may be incurred by corporations, joint ventures or partnerships to which Placer Dome is a party but which do not constitute “Subsidiaries” as defined below. As described below, the Indenture contains a covenant that limits the ability of Placer Dome and its Subsidiaries to incur Indebtedness secured by Mortgages on any Principal Property or by stock or Indebtedness of any Restricted Subsidiary, and a covenant that will limit the ability of Placer Dome or any Restricted Subsidiary to enter into any Sale and Leaseback Transaction involving a Principal Property. However, these covenants are subject to a number of important exceptions and limitations and you should carefully review the information with respect to these covenants and the related definitions appearing below. As defined in the Indenture, the term “Principal Property” includes any mineral property or manufacturing or processing plant located within Canada or the United States whose gross book value on the date of determination exceeds 0.50% of Placer Dome’s Consolidated Net Tangible Assets, other than, among other exceptions, any such plant that the Board of Directors from time to time determines is not of material importance to the total business conducted by Placer Dome and its Restricted Subsidiaries considered as one enterprise. As a result, the Board of Directors has considerable flexibility in determining whether or not a particular manufacturing or processing plant constitutes a Principal Property. The Board of Directors could determine that a number of manufacturing or processing plants did not constitute Principal Properties, in which case those plants would not be subject to the covenants limiting the incurrence of Indebtedness secured by Mortgages and Sale and Leaseback Transactions described below. Furthermore, a substantial majority of Placer Dome’s and its subsidiaries’ assets (measured in terms of net book value of our property, plant and equipment) is located outside of Canada and the United States and, therefore, is not subject to the covenants limiting the incurrence of Indebtedness secured by Mortgages and Sale and Leaseback Transactions. See “Risk Factors—A substantial majority of our assets are not subject to the restrictive covenants in the Indenture.”

     The Indenture contains, among others, the following covenants:

     Limitation on Liens. The Indenture provides that Placer Dome will not itself, and will not permit any Subsidiary to, create, incur, issue or assume any Indebtedness secured by any mortgage, hypothecation, charge, pledge, lien, encumbrance or other security interest (each a “Mortgage”) of or upon any Principal Property, or on shares of stock or Indebtedness of any Restricted Subsidiary (“Restricted Securities”), which Principal Property is, or Restricted Securities are, owned as of the date of the Indenture or thereafter acquired by Placer Dome or a Restricted Subsidiary, without making effective provision for the outstanding debt securities (together with, if and to the extent Placer Dome shall so determine, any other Indebtedness or other obligations then existing or thereafter created which are not subordinate in right of payment to the debt securities issued under the Indenture) to be secured by such Mortgage equally and ratably with (or prior to) any and all Indebtedness and obligations secured or to be secured thereby and for so long as such Indebtedness is so secured. The provisions set forth in the immediately preceding sentence do not prevent, restrict or apply to the creation, incurrence, issuance or assumption by Placer Dome or any Subsidiary of Indebtedness secured by:

     (a) any Mortgage on any Principal Property or Restricted Securities of any Person existing at the time such Person becomes a Restricted Subsidiary;

     (b) any Mortgage on any Principal Property existing at the time of acquisition of such Principal Property by Placer Dome or a Restricted Subsidiary, whether or not assumed by Placer Dome or such Restricted Subsidiary, provided that no such Mortgage shall extend to any other Principal Property of Placer Dome or any Restricted Subsidiary;

     (c) any Mortgage on any Principal Property (including any improvements on an existing Principal Property) acquired or constructed after the date of the Indenture by Placer Dome or any Restricted Subsidiary to secure the payment of all or any part of the purchase price or cost of construction of such Principal Property (or to secure any Indebtedness incurred by Placer Dome or a Restricted Subsidiary for the purpose of financing all or a part of the purchase price thereof or cost of construction thereof or of improvements thereon) created prior to, at the time of or within 90 days after the later of the acquisition, completion of construction, or commencement of full operation of such Principal Property, provided that no such Mortgage shall extend to any other Principal Property of Placer Dome or a Restricted Subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the Principal Property so constructed, or the improvement, is located;

     (d) any Mortgage on any Principal Property or Restricted Securities of any Restricted Subsidiary to secure Indebtedness owing by it to Placer Dome or to another Restricted Subsidiary;

     (e) any Mortgage on any Principal Property of Placer Dome or any Restricted Subsidiary in favor of any governmental authority in Canada or the United States to secure partial, progress, advance or other payments to Placer Dome or any Restricted Subsidiary pursuant to the provisions of any contract or statute;

     (f) any Mortgage on any Principal Property or Restricted Securities of Placer Dome or any Restricted Subsidiary existing on the date of the Indenture;

     (g) any Mortgage on any Principal Property or Restricted Securities of Placer Dome or any Restricted Subsidiary created for the sole purpose of renewing or refunding any of the Mortgages referred to in the foregoing clauses (a) through (f) inclusive, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding Mortgage shall be limited to all or any part of the same property and improvements thereon, shares of stock or Indebtedness which secured the Mortgage renewed or refunded; or

     (h) any Mortgage on any Principal Property or Restricted Securities which would otherwise be subject to the foregoing restrictions; provided that the aggregate principal amount of such Indebtedness, together with the aggregate principal amount of other Indebtedness secured by Mortgages on Principal Properties then outstanding (excluding Indebtedness secured by Mortgages permitted under the foregoing clauses (a) through (g) inclusive) and the Attributable Debt in respect of all Sale and Leaseback Transactions entered into after the date of the Indenture (not including Attributable Debt in respect of any such Sale and

Leaseback Transactions, the proceeds of which are applied to the prepayment of outstanding debt securities or Funded Debt as provided in clause (2) of the first paragraph under “—Limitation on Sale and Leaseback Transactions” below) would not then exceed 5% of Consolidated Net Tangible Assets.

     The Indenture provides that the following types of transactions will not be deemed to be Mortgages securing Indebtedness:

•	any acquisition by Placer Dome or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in precious metals, copper, molybdenum, nickel, lead, zinc, oil, gas or any other mineral or timber in place or the proceeds thereof;

•	any conveyance or assignment whereby Placer Dome or any Restricted Subsidiary conveys or assigns to any Person or Persons an interest in precious metals, copper, molybdenum, nickel, lead, zinc, oil, gas or any other mineral or timber in place or the proceeds thereof; or

•	any Mortgage upon any property or assets either owned or leased by Placer Dome or any Restricted Subsidiary or in which Placer Dome or any Restricted Subsidiary owns an interest which secures for the benefit of the Person or Persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of the said property or assets (or property or assets with which it is unitized) the payment to such Person or Persons of Placer Dome’s or the Restricted Subsidiary’s proportionate part of such development or operating expense.

     Limitation on Sale and Leaseback Transactions. The Indenture provides that Placer Dome will not itself, and will not permit any Restricted Subsidiary to, enter into any arrangement after the date of the Indenture with any bank, insurance company or other lender or investor (other than Placer Dome or another Restricted Subsidiary) providing for the leasing by Placer Dome or any such Restricted Subsidiary of any Principal Property (except a lease for a temporary period not to exceed three years by the end of which it is intended that the use of such Principal Property by the lessee will be discontinued), which has been or is to be sold or transferred, more than 120 days after the later of the acquisition, completion of construction, or commencement of full operation thereof, by Placer Dome or such Restricted Subsidiary to such bank, insurance company or other lender or investor or to any Person to whom funds have been or are to be advanced by such bank, insurance company or other lender or investor on the security of such Principal Property (herein referred to as a “Sale and Leaseback Transaction”) unless, either:

     (1) immediately prior to the entering into of such arrangement, Placer Dome or such Restricted Subsidiary could, pursuant to clause (h) of the first paragraph under “—Limitation on Liens,” create a Mortgage on such Principal Property to secure Indebtedness in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction, or

     (2) Placer Dome applies, within 120 days after the sale or transfer, an amount equal to the fair market value of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction (as determined by the Board of Directors) to the prepayment (other than mandatory prepayment) of outstanding debt securities or other Funded Debt of Placer Dome or any Restricted Subsidiary (other than Funded Debt that is held by Placer Dome or any Restricted Security or Funded Debt of Placer Dome that is subordinate in right of payment to the debt securities of any series).

     Notwithstanding the foregoing, where Placer Dome or any Restricted Subsidiary is the lessee in any Sale and Leaseback Transaction, Attributable Debt shall not include any Indebtedness resulting from the guarantee by Placer Dome or a Restricted Subsidiary of the lessee’s obligation thereunder.

     Delivery of Rule 144A Information. The Indenture provides that, if and so long as Placer Dome is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Placer Dome will prepare and will furnish to any holder of any debentures, any beneficial owner of an interest in a debenture in global form registered in the name of the Depository or its nominee (a “global debenture”) and any prospective purchaser or other prospective transferee of any debentures designated by a holder of debentures or a beneficial owner of an interest in a global debenture, promptly upon request and at the expense of Placer Dome, the financial statements and other information specified in Rule 144A(d)(4) (or any successor provision thereto) under the Securities Act, in each case to the extent necessary to permit the resale or other transfer of debentures by such holder or beneficial owner to be made in compliance with Rule 144A under the Securities Act.

Certain Definitions

     “Attributable Debt” means, as to any particular lease under which any Person is liable as lessee, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted from the respective due dates thereof to such date at a rate per annum equivalent to the rate inherent in such lease (as determined in good faith by Placer Dome) compounded semi-annually. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of or attributable to operating costs, maintenance and repairs, insurance, taxes, assessments, water and other utility rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty in an amount which is less than the total discounted net amount of rent required to be paid from the later of the first date upon which such lease may be so terminated or the date of the determination of such net amount of rent, as the case may be, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     “Board of Directors” means either the board of directors of Placer Dome or any duly authorized committee of that board.

     “Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any portion thereof constituting Funded Debt); (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; and (3) appropriate adjustments on account of minority interests of other Persons holding shares of Placer Dome’s Subsidiaries, all as set forth on the most recent consolidated balance sheet of Placer Dome and its Subsidiaries contained in the latest annual report to shareholders of Placer Dome and computed in accordance with generally accepted accounting principles in Canada.

     “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

     “Funded Debt” as applied to any Person, means all Indebtedness of such Person maturing after, or renewable or extendable at the option of such Person beyond, 12 months from the date of determination.

     “Indebtedness” means obligations for money borrowed, evidenced by notes, bonds, debentures or other similar evidences of indebtedness.

     “Mortgage” has the meaning specified above under “—Limitation on Liens.”

     “Person” means any individual, corporation, business trust, partnership, joint venture, joint-stock company, limited liability company, association, company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     “Principal Property” means any (1) mineral property or (2) manufacturing or processing plant, building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, in either case located within Canada or the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 0.50% of Consolidated Net Tangible Assets; provided that “Principal Property” shall not include any such plant, building, structure or facility or any portion thereof, together with the land upon which it is erected and fixtures comprising a part thereof, (a) acquired or constructed principally for the purpose of controlling atmospheric pollutants or contaminants or water, noise, odor or other pollution or (b) which the Board of Directors by resolution declares is not of material importance to the total business conducted by Placer Dome and its Restricted Subsidiaries considered as one enterprise.

     “Restricted Securities” has the meaning specified above under “—Limitation on Liens.”

     “Restricted Subsidiary” means any Subsidiary that owns or leases a Principal Property or is engaged primarily in the business of owning or holding securities of Restricted Subsidiaries; provided, however, that the term “Restricted Subsidiary” shall not include a Subsidiary that neither transacts any substantial portion of its business nor maintains any substantial portion of its fixed assets within Canada or the United States (as determined by a resolution of the Board of Directors).

     “Sale and Leaseback Transaction” has the meaning specified above under ”—Limitation on Sale and Leaseback Transactions.”

     “Securities Act” means the U.S. Securities Act of 1933, as amended.

     “Subsidiary” means (i) a corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by Placer Dome or by one or more other Subsidiaries of Placer Dome or by Placer Dome and one or more other Subsidiaries of Placer Dome or (ii) any other Person (other than a corporation) in which at the time of determination Placer Dome or one or more other Subsidiaries of Placer Dome or Placer Dome and one or more other Subsidiaries of Placer Dome, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

     “United States,” means the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; and the term “United States of America” means the United States of America.

     “Voting Stock” means stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Events of Default

     An Event of Default with respect to the debt securities of any series is defined in the Indenture as being:

     (1) default in payment of any interest on, or any Additional Amounts payable in respect of any interest on, any of the debt securities of that series when due and continuance of such default for a period of 30 days;

     (2) default in payment of any principal of or premium, if any, on, or any Additional Amounts payable in respect of any principal of or premium, if any, on, any of the debt securities of that series when due (whether at maturity, upon redemption, upon repayment or repurchase at the option of the holder or otherwise and whether payable in cash or in shares of our common stock or other securities or property);

     (3) default in the deposit of any sinking fund payment or payment under any analogous provision when due with respect to any of the debt securities of that series;

     (4) default by Placer Dome in the performance of, or breach of, any other covenant or warranty in the Indenture or in any debt security of that series (other than a covenant or warranty included in the Indenture solely for the benefit of a series of debt securities other than that series) and continuance of that default or breach for a period of 60 days after notice to Placer Dome by the Trustee or to Placer Dome and the Trustee by the holders of not less than 25% in aggregate principal amount of the debt securities of that series then outstanding;

     (5) default under any bond, note, debenture or other evidence of Indebtedness of or guaranteed by Placer Dome or under any Mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of or guaranteed by Placer Dome, which results in the acceleration of such Indebtedness in an aggregate principal amount exceeding US$25,000,000 (or the equivalent thereof in any other currency or currency unit), but only if such Indebtedness is not discharged or such acceleration is not rescinded or annulled within 30 days after notice to Placer Dome by the Trustee or to Placer Dome and the Trustee by the holders of at least 10% in aggregate principal amount of the outstanding debt securities of such series;

     (6) certain events of bankruptcy, insolvency or reorganization with respect to Placer Dome; or

     (7) any other Event of Default established for the debt securities of that series.

     The Indenture provides that the reference to “interest” appearing in clause (1) of the preceding paragraph will be deemed to include, solely insofar as it relates to the debentures, any Additional Interest which may be payable in respect of the debentures pursuant to the Registration Rights Agreement.

     No Event of Default with respect to a series of debt securities necessarily constitutes an Event of Default with respect to any other series of debt securities. The Indenture provides that the Trustee may withhold notice to the holders of the debt securities of any series of the occurrence of a default with respect to the debt securities of such series (except a default in payment of principal, premium, if any, or interest) if the Trustee in good faith determines it in the interest of the holders to do so.

     If an Event of Default with respect to the debt securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may declare the principal of all the debt securities of that series, and accrued and unpaid interest, if any, thereon, to be due and payable immediately.

     At any time after the debt securities of any series have been accelerated, but before a judgment or decree based on acceleration has been obtained, the holders of a majority of the aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration.

     The Indenture provides that, subject to the duty of the Trustee during a default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of debt securities of any series unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to the foregoing, the holders of a majority of the aggregate principal amount of the outstanding debt securities of any series will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture with respect to the debt securities of that series.

     No holder of any debt securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless:

     (1) such holder previously has given written notice to the Trustee of a continuing Event of Default with respect to debt securities of that series;

     (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request to the Trustee to institute such proceeding as Trustee, and offered to the Trustee reasonable indemnity against costs, expenses and liabilities incurred in compliance with such request;

     (3) in the 60-day period following receipt of the notice, request and offer of indemnity referred to above, the Trustee has failed to initiate such proceeding; and

     (4) during such 60-day period, the Trustee has not received from the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request.

     Notwithstanding the provisions described in the immediately preceding paragraph or any other provision of the Indenture, the holder of any debt security shall have the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest on such debt security on the respective dates such payments are due and to institute suit for enforcement of any such payment, and such right shall not be impaired without the consent of such holder.

     Placer Dome is required to furnish to the Trustee annually a statement as to the performance by Placer Dome of certain of its obligations under the Indenture and as to any default in such performance.

Modification, Waivers and Meetings

     The Indenture contains provisions permitting Placer Dome and the Trustee, with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture that is affected by the modification or amendment, to modify or amend any of the provisions of the Indenture or of the debt securities of such series or the rights of the holders of the debt securities of such series under the Indenture, provided that no such modification or amendment shall, among other things:

•	change the stated maturity of the principal of, or premium, if any, on, or any installment of interest, if any, on, or any Additional Amounts, if any, with respect to, any debt securities;

•	reduce the principal amount of any debt securities or any premium on any debt securities;

•	reduce the rate of interest on any debt securities;

•	change any place where, or the currency in which, any debt securities are payable;

•	reduce any Additional Amounts payable with respect to any debt securities;

•	impair the holder’s right to institute suit to enforce the payment of any debt securities when due; or

•	reduce the aforesaid percentage of debt securities of any series issued under the Indenture the consent of whose holders is required for any such modification or amendment or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) or reduce the requirements for a quorum or voting at a meeting of holders of such debt securities, without in each such case obtaining the consent of the holder of each outstanding debt security issued under the Indenture so affected.

     The Indenture also contains provisions permitting Placer Dome and the Trustee, without notice to or the consent of the holders of any debt securities issued thereunder, to modify or amend the Indenture in order to, among other things:

•	add to the Events of Default or the covenants of Placer Dome for the benefit of the holders of all or any series of debt securities issued under the Indenture;

•	to establish the form or terms of debt securities of any series and any related coupons;

•	to cure any ambiguity or correct or supplement any provision therein which may be defective or inconsistent with other provisions therein or to make any other provisions with respect to matters or questions arising under the Indenture which shall not adversely affect the interests of the holders of any series of debt securities issued thereunder;

•	to provide for the assumption of Placer Dome’s obligations in the case of a merger, amalgamation or consolidation or conveyance, transfer or lease of its properties and assets substantially as an entirety;

•	to secure the debt securities;

•	to qualify or maintain the qualification of the Indenture under the U.S. Trust Indenture Act of 1939; or

•	to amend or supplement any provision contained in the Indenture, provided that such amendment or supplement does not apply to any outstanding debt securities issued prior to the date of such amendment or supplement and entitled to the benefits of such provision.

     The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive compliance by Placer Dome with certain restrictive provisions of the Indenture, including the covenants described above under ”—Certain Covenants of Placer Dome—Limitation on Liens” and “—Limitation on Sale and Leaseback Transactions.” The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the Indenture with respect to debt securities of that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest on, any debt securities of such series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of such series affected.

     The Indenture contains provisions for convening meetings of the holders of debt securities of a series issued thereunder. A meeting may be called at any time by the Trustee and also, upon request, by Placer Dome or the holders of at least 10% in principal amount of the outstanding debt securities of such series, in any such case upon notice given in accordance with the provisions of the Indenture. Except for any consent which must be given by the holder of each outstanding debt security affected thereby, as described above, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum (as described below) is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage, other than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series, subject to certain exceptions.

     In determining whether the holders of the requisite principal amount of the outstanding debt securities of any series have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture, any debt security of that series owned by Placer Dome or any other obligor on such debt securities or any Affiliate of Placer Dome or such other obligor shall be deemed not to be outstanding.

Discharge, Defeasance and Covenant Defeasance

     Upon the direction of Placer Dome, the Indenture shall cease to be of further effect with respect to any series of debt securities issued thereunder specified by Placer Dome (subject to the survival of certain provisions thereof, including Placer Dome’s obligation to pay Additional Amounts) when:

     (1) either (A) all outstanding debt securities of such series have been delivered to the Trustee for cancellation (subject to certain exceptions) or (B) all outstanding debt securities of such series have become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year and Placer Dome has deposited with the Trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal, premium, if any, and interest, if any, to the date of such deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date thereof, as the case may be, and, to the extent that the amount of any Additional Amounts which are or will be payable with respect to the debt securities of such series can at the time of deposit be determined by Placer Dome (in the exercise by Placer Dome of its reasonable discretion) any Additional Amounts payable with respect to such debt securities to the date of such deposit or to the stated maturity or redemption date, as the case may be,

     (2) Placer Dome has paid all other sums payable under the Indenture with respect to the debt securities of such series, and

     (3) certain other conditions are met.

     Subject to meeting the conditions described below, Placer Dome may elect with respect to any series of debt securities either:

     (1) to defease and be discharged from any and all obligations with respect to the debt securities of such series (except for, among other things, the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities, to hold money for payment in trust and to pay Additional Amounts) (“defeasance”), or

     (2) to be released from its obligations with respect to the debt securities of such series described above under “—Certain Covenants of Placer Dome—Limitation on Liens” and “—Limitation on Sale and Leaseback Transactions” and certain other restrictive covenants in the Indenture, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to the debt securities of such series (“covenant defeasance”), in either case upon the irrevocable deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money, and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of and any premium and interest on such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor or the applicable redemption date, as the case may be, including without limitation any Additional Amounts to the extent that the amount of any such Additional Amounts which are or will be payable with respect to the debt securities of such series can at the time of deposit be determined by Placer Dome (in the exercise by Placer Dome of its reasonable discretion).

     Such defeasance or covenant defeasance shall be effective if, among other things,

     (1) it shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which Placer Dome or any of its Subsidiaries is a party or is bound,

     (2) in the case of defeasance, Placer Dome shall have delivered to the Trustee an opinion of independent United States counsel stating that (x) Placer Dome has received from, or there has been published by, the United States Internal Revenue Service a ruling, or (y) since the date of the Indenture there has been a change in applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion of independent United States counsel shall confirm that, the holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred,

     (3) in the case of covenant defeasance, Placer Dome shall have delivered to the Trustee an opinion of independent United States counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred,

     (4) Placer Dome shall have delivered to the Trustee an opinion of independent Canadian counsel or a ruling from Canada Customs and Revenue Agency to the effect that the holders of such debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes or other Canadian tax purposes (including, without limitation, withholding tax) as a result of such defeasance or covenant defeasance, as the case may be, and will be subject to Canadian federal, provincial and territorial income tax and other Canadian tax (including, without limitation, withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as the case may be, had not occurred (and for purposes of such opinion, Canadian counsel shall assume that holders of such debt securities include holders who are not resident in Canada), and

     (5) if the cash and Government Obligations deposited are sufficient to pay the outstanding debt securities of such series (including, without limitation, any Additional Amounts) provided such debt securities are redeemed on a particular redemption date, Placer Dome shall have given the Trustee irrevocable instructions to redeem such debt securities on such date.

     It shall also be a condition to the effectiveness of such defeasance or covenant defeasance that no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the debt securities of such series shall have occurred and be continuing on the date of such deposit into trust and, solely in the case of defeasance, no Event of Default described in clause (6) of the first paragraph under “—Events of Default” above shall have occurred and be continuing during the period ending on the 91st day after the date of such deposit into trust.

     In the event Placer Dome effects covenant defeasance with respect to the debt securities of any series, then any failure by Placer Dome to comply with any covenant as to which there has been covenant defeasance will not constitute an Event of Default with respect to the debt securities of such series. However, if the debt securities of such series are declared due and payable because of the occurrence of any other Event of Default, the amount of monies and/or Government Obligations deposited with the Trustee to effect such covenant defeasance may not be sufficient to pay amounts due on such debt securities at the time of any acceleration resulting from such Event of Default. However, Placer Dome would remain liable to make payment of such amounts due at the time of acceleration.

Consolidation, Merger and Sale of Assets

     The Indenture provides that Placer Dome shall not consolidate or amalgamate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless:

     (1) the Person formed by such consolidation or amalgamation or into which Placer Dome is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of Placer Dome substantially as an entirety (A) shall be a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or the United States of America, any state thereof or the District of Columbia and (B) shall expressly assume Placer Dome’s obligation for the due and punctual payment of the principal of and premium, if any, and interest, if any, on, and any Additional Amounts with respect to, all the debt securities and the performance and observance of every covenant of the Indenture on the part of Placer Dome to be performed or observed;

     (2) immediately after giving effect to such transaction, no Event of Default or event that after notice or passage of time or both would be an Event of Default shall have occurred and be continuing; and

     (3) Placer Dome shall have delivered to the Trustee the officers’ certificate and opinion of counsel called for by the Indenture.

     The foregoing provisions only apply to a merger, consolidation or amalgamation in which Placer Dome is not the surviving Person and to conveyances, leases and transfers by Placer Dome as transferor or lessor.

     Upon any consolidation or amalgamation by Placer Dome with or merger by Placer Dome into any other Person or any conveyance, transfer or lease of the properties and assets of Placer Dome substantially as an entirety to any Person in accordance with the provisions described in the second preceding paragraph, the successor Person formed by such consolidation or amalgamation or into which Placer Dome is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, Placer Dome under the Indenture and in the event of any such conveyance or transfer, Placer Dome, except in the case of a lease, shall be discharged of all obligations and covenants under the Indenture and the debt securities and may be dissolved and liquidated.

Book-Entry; Delivery and Form

     The original debentures were offered and sold in connection with the initial offering thereof solely to “qualified institutional buyers” (“QIBs”), as defined in Rule 144A (“Rule 144A”) under the Securities Act, to other institutional “accredited investors,” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act (“institutional accredited investors”), and to non-U.S. persons, as defined in Regulation S (“Regulation S”) under the Securities Act, in reliance on Regulation S. Following the initial offering of the original debentures, the original debentures may be sold to QIBs pursuant to 144A, non-U.S. persons in reliance on Regulation S and pursuant to other exemptions from, or in transactions not subject to, the requirements of the Securities Act, including sales to institutional accredited investors that are not QIBs; provided that the original debentures were not offered or sold to Canadian Persons (as defined below under “The Exchange Offer — Canadian Legends on the Debentures”) and the certificates evidencing the original debentures bear a legend to the effect that the original debentures may not be transferred to Canadian Persons.

     The original debentures sold initially to QIBs in reliance on Rule 144A were issued in the form of one or more global debentures in fully registered form, without interest coupons (each, a “144A global debenture”). Each 144A global debenture was deposited with, or on behalf of, a custodian for The Depository Trust Company, as depository (the “Depository”) and registered in the name of the Depository or its nominee. Investors may hold their beneficial interests in a 144A global debenture directly through the Depository if they are participants in the Depository’s book-entry system or indirectly through organizations which are participants in such system. The 144A global debentures are subject to restrictions on transfer and bear legends to that effect.

     The original debentures sold initially to non-U.S. persons in offshore transactions (as defined in Regulation S) in reliance on Regulation S were issued initially in the form of one or more global debentures in fully registered form, without interest coupons (each, a “Regulation S global debenture” and together with the 144A global debentures, the “global debentures”). Each Regulation S global debenture was deposited with, or on behalf of, a custodian for the Depository and registered in the name of the Depository or its nominee for credit to the subscribers’ respective accounts (or to such other accounts as they have directed) at Euroclear Bank S.A./NV, as operator of the Euroclear System (“Euroclear”), or Clearstream Banking, société anonyme, Luxembourg (“Clearstream Luxembourg”). The Indenture provides that each holder of a beneficial interest in a Regulation S global debenture will be deemed to have agreed that, during the 40-day restricted period described below, it will hold that interest only through Euroclear or Clearstream Luxembourg. The Regulation S global debentures are subject to restrictions on transfer and bear legends to that effect.

     Investors may hold their interest in the Regulation S global debentures directly through Euroclear or Clearstream Luxembourg, if they are participants in such systems, or indirectly through organizations that are participants in such systems. After the 40 day restricted period described below, investors may also hold such interests through organizations other than Euroclear or Clearstream Luxembourg that are participants in the Depository’s system. Euroclear and Clearstream Luxembourg hold such interests in the Regulation S global debentures on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries. Such depositaries, in turn, hold such interests in the Regulation S global debentures in customers’ securities accounts in the depositaries’ names on the books of the Depository.

     The original debentures sold initially or transferred to institutional accredited investors who are not QIBs were issued in definitive, fully registered certificated form, without interest coupons (“certificated debentures”). Upon the transfer of certificated debentures initially issued to institutional accredited investors to a QIB or in accordance with Regulation S, such certificated debentures will, unless the applicable 144A global debenture or Regulation S global debenture has previously been exchanged in whole for certificated debentures under the limited circumstances described below, be exchanged for an interest in the applicable global debenture. The certificated debentures will be subject to restrictions on transfer and will bear legends to that effect.

     Except as set forth below, the global debentures may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or its nominee to a successor depository or any nominee of such successor. Beneficial interest in global debentures may not be exchanged for certificated securities except in connection with a transfer to an institutional accredited investor or in the limited circumstances described below.

     All interests in the global debentures, including those held through Euroclear or Clearstream Luxembourg, may be subject to the procedures and requirements of the Depository. Those interests may also be subject to the procedures and requirements of the direct or indirect participants in the Depository’s book-entry system, including those of Euroclear or Clearstream Luxembourg.

     Exchange Among Global Debentures. Prior to the 40th day after the later of the commencement of the offering of the original debentures and the closing date of that offering (such period through and including such 40th day, the “restricted period”), transfers by an owner of a beneficial interest in the Regulation S global debenture to a transferee who takes delivery of such interest through the 144A global debenture or to an institutional accredited investor that is not a QIB who takes delivery of such interest in the form of certificated debentures may be made only upon receipt by the Trustee of a written certification from the transferor of the beneficial interest in the form provided in the Indenture to the effect that such transfer is being made to (1) a person whom the transferor reasonably believes is a QIB within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A or (2) an institutional accredited investor purchasing for its own account, or for the account of such an institutional accredited investor, in each case in a minimum principal amount of the debentures of US$100,000. In addition, in the case of a transfer pursuant to clause (2) above, the transferor will be required to deliver to the Trustee a letter from the transferee, which shall provide, among other things, that the transferee is an institutional accredited investor that is not acquiring such debentures for distribution in violation of the Securities Act, and, if Placer Dome requests, an opinion of counsel reasonably acceptable to Placer Dome to the effect that the transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

     Transfers by an owner of a beneficial interest in the 144A global debenture or an institutional accredited investor holding certificated debentures to a transferee who takes delivery through the Regulation S global debenture, whether before or after the expiration of the restricted period, will be made only upon receipt by the Trustee of a certification from the transferor to the effect that such transfer is being made in accordance with Regulation S or (if available) Rule 144 under the Securities Act and that, if such transfer is being made prior to the expiration of the restricted period, the interest transferred must be held immediately thereafter in Euroclear or Clearstream Luxembourg.

     Any beneficial interest in a global debenture that is transferred to a person who takes delivery in the form of a beneficial interest in another global debenture will, upon transfer, cease to be an interest in the original global debenture and will become an interest in the other global debenture and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other global debenture for as long as it remains a beneficial interest therein.

     Certificated Debentures. As described above, beneficial interests in the global debentures generally may not be exchanged for certificated debentures except in connection with a transfer to an institutional accredited investor. However, the Indenture will provide that the global debentures will be exchangeable for certificated debentures if:

     (a) the Depository notifies Placer Dome that it is unwilling or unable to continue as Depository for the global debentures or the Depository for the global debentures ceases to be a clearing agency registered as such under the Exchange Act if so required by the applicable law or regulation, and no successor Depository for the debentures shall have been appointed within 90 days of such notification or of Placer Dome becoming aware of the Depository’s ceasing to be so registered, as the case may be;

     (b) Placer Dome, in its sole discretion, executes and delivers to the Trustee an order to the effect that the global debentures shall be so exchangeable; or

     (c) an Event of Default has occurred and is continuing with respect to the debentures.

     Upon any such exchange, Placer Dome will execute and the Trustee will authenticate and deliver certificated debentures in exchange for interests in the global debentures. Placer Dome anticipates that those certificated debentures will be registered in such names as the Depository instructs the Trustee and that those instructions will be based upon directions received by the Depository from its participants with respect to ownership of beneficial interests in the global debentures. Except as otherwise provided in the Indenture, any certificated securities issued in exchange for interests in a global debenture will be subject to restrictions on transfers and will bear legends to that effect.

     Book-Entry System. The Depository has advised Placer Dome that the Depository is:

•	a limited purpose trust company organized under the New York Banking Law,

•	a “banking organization” within the meaning of the New York Banking Law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	“a clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     The Depository was created to hold securities of institutions that have accounts with the Depository (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Indirect access to the Depository’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (“indirect participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of the Depository only through participants or indirect participants.

     Placer Dome expects that, upon the issuance of a global debenture, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the debentures represented by such global debenture to the accounts of participants. Ownership of beneficial interests in the global debentures will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global debentures will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by the Depository (with respect to participants’ interests) and participants and indirect participants (with respect to the owners of beneficial interests in the global debentures other than participants). Likewise, beneficial interests in global debentures may only be transferred in accordance with the Depository’s procedures, in addition to those provided for under the Indenture and, if applicable, those of the applicable participants or indirect participants, including Euroclear and Clearstream Luxembourg. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global debentures.

     So long as the Depository or its nominee is the registered holder of the global debentures, the Depository or such nominee, as the case may be, will be considered the sole owner and holder of the related debentures for all purposes under the Indenture. Except as described herein, owners of beneficial interests in the global debentures will not be entitled to have the debentures represented by such global debentures registered in their names and will not receive or be entitled to receive physical delivery of certificated debentures (except in connection with the transfer to an institutional accredited investor). In addition, owners of beneficial interests in the global debentures will not be considered to be the owners or registered holders of the debentures represented by those beneficial interests under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each person owning a beneficial interest in a global debenture must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its beneficial interest, to exercise any right of a registered holder of debentures. Placer Dome understands that under existing industry practice, in the event that the Depository is entitled to take any action as the registered holder of a global debenture, the Depository would authorize its participants to take such action and that the participants would authorize owners of beneficial interests owning through such participants to take such action or would otherwise act upon the instructions of owners of beneficial interests.

     Payment of principal of and premium, if any, and interest on, debentures represented by a global debenture registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered holder of such global debenture. Placer Dome expects that the Depository or its nominee, upon receipt of any payment in respect of a global debenture, will credit its participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global debenture as shown on the records of the Depository or its nominee. Placer Dome also expects that payments by participants and indirect participants to owners of beneficial interests in a global debenture will be governed by standing instructions and customary practices and will be the responsibility of such participants and indirect participants and not of the Depository. Placer Dome will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, ownership of beneficial interests in the global debentures or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between the Depository and its participants and indirect participants or the relationship between such participants and indirect participants and the owners of beneficial interests owning through such participants and indirect participants.

     Trading. Transfers between participants in the Depository will be effected in the ordinary way in accordance with the Depository’s rules and operating procedures and will be settled in same-day funds, while transfers between participants in Euroclear and Clearstream Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to the transfer restrictions described above and the certification and other requirements set forth in the Indenture, any cross-market transfer between participants in the Depository, on the one hand, and Euroclear or Clearstream Luxembourg participants, on the other hand, will be effected through the Depository in accordance with its rules on behalf of Euroclear or Clearstream Luxembourg, as the case may be, by its respective depositary. However, such cross-market transfers will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transfer meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving the beneficial interests in the applicable global debenture in the Depository, and making or receiving payment in accordance with normal procedures for funds settlement applicable to the Depository. Participants in Euroclear or Clearstream Luxembourg may not deliver instructions directly to the depositaries for Euroclear or Clearstream Luxembourg, as the case may be.

     Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing a beneficial interest in a global debenture from a Depository participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Luxembourg, as applicable) immediately following the Depository’s settlement date. Credit of such transfer of a beneficial interest in a global debenture settled during such processing day will be reported to the applicable Euroclear or Clearstream Luxembourg participant on that day. Cash received in Euroclear or Clearstream Luxembourg as a result of a transfer of a beneficial interest in a global debenture by or through a Euroclear or Clearstream Luxembourg participant to a Depository participant will be received with value on the Depository’s settlement date but will be available in the applicable Euroclear or Clearstream Luxembourg cash account only as of the business day for Euroclear or Clearstream Luxembourg following the Depository’s settlement date.

     Although Placer Dome believes that the Depository, Euroclear and Clearstream Luxembourg have agreed to the procedures described above in order to facilitate transfers of interests in the global debentures among participants of the Depository, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor Placer Dome will have any responsibility for the performance by the Depository, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     The information in this subsection “—Book-Entry; Delivery and Form” concerning the Depository, Euroclear and Clearstream Luxembourg and their respective book-entry systems has been obtained from sources that Placer Dome believes to be reliable, but Placer Dome takes no responsibility for the accuracy thereof.

Governing Law

     The Indenture and the debentures will be governed by the laws of the State of New York.

Concerning the Trustee

     Deutsche Bank Trust Company Americas is Trustee under the Indenture. Deutsche Bank Trust Company Americas is also the trustee under our 6 3/8% debentures due 2033 and is also the trustee under our issuance of convertible debentures which occurred concurrent with our issuance of the original debentures. In addition, affiliates of Deutsche Bank Trust Company Americas have provided and may in the future provide investment banking, commercial banking and other financial services to us and our subsidiaries for which they have received and will receive compensation. Affiliates of the Deutsche Bank Trust Company Americas are also lenders and, in certain cases, agents or arrangers under our credit facilities. Furthermore, affiliates of the Deutsche Bank Trust Company Americas are counterparties to our forward sales and derivative transactions.

     Upon the registration statement of which this prospectus is a part becoming effective under the Securities Act, it is anticipated that the Indenture will be qualified under the U.S. Trust Indenture Act of 1939 and that the Trustee will be eligible to act as trustee for purposes of compliance with such Act.

Consent to Service

     Placer Dome has designated and appointed CT Corporation, 111 Eighth Avenue, New York, New York 10011 as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to the Indenture or any debt securities that may be instituted in any federal or state court located in the State of New York, or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee under the Indenture) or by any holder or beneficial owner of debt securities, and, to the extent permitted by law, will irrevocably submit to the nonexclusive jurisdiction of such courts in any such action, suit or proceeding.

Enforceability of Judgments

     Since a substantial majority of Placer Dome’s assets (measured in terms of net book value of its property, plant and equipment) are located outside the United States of America, any judgment obtained in the United States against Placer Dome, including any judgment with respect to the payment of principal of, or premium, if any, or interest on, the debentures may not be collectible within the United States of America.

     Placer Dome has been informed by its Canadian counsel, Edwards, Kenny & Bray, that the laws of the Province of British Columbia, including the laws of Canada applicable therein, permit an action to be brought in a court of competent jurisdiction in the Province of British Columbia (a “British Columbia Court”) on a final, conclusive and subsisting judgment in personam of a federal or state court sitting in the State of New York (a “New York Court”) that is subsisting and unsatisfied respecting the enforcement of the Indenture, the Registration Rights Agreement and the debentures that is not impeachable as void or voidable under the laws of the State of New York and that is for a sum certain, if:

     (1) the court rendering such judgment had jurisdiction over the judgment debtor as recognized by the British Columbia Court (and submission by Placer Dome to the non-exclusive jurisdiction of the New York Court pursuant to the Indenture and the Registration Rights Agreement is and will be sufficient for this purpose);

     (2) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy as such term is applied by the British Columbia Court under the laws of the Province of British Columbia;

     (3) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and

     (4) the action on such foreign judgment is commenced within the applicable limitation period provided by the laws of the Province of British Columbia.

     In addition, under the Currency Act (Canada), a British Columbia Court may only render judgment for a sum of money in Canadian currency, and in enforcing a foreign judgment for a sum of money in a foreign currency, a British Columbia Court will render its decision in the Canadian currency equivalent of such foreign currency. In the opinion of such counsel, there are currently no reasons under the laws of the Province of British Columbia for avoiding recognition of such judgments of a New York Court based upon public policy.

THE EXCHANGE OFFER

Overview

     In connection with the issuance of the original debentures, we entered into a Registration Rights Agreement, dated as of October 10, 2003, (the “Registration Rights Agreement”) with Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as the representatives of the initial purchasers of the original debentures. The following summary of selected provisions of the Registration Rights Agreement is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement. Copies of the Registration Rights Agreement are available from us upon request. As used in the following description of the Registration Rights Agreement, the terms “Placer Dome,” “we,” “our” and “us” mean Placer Dome Inc., excluding, unless otherwise expressly stated or in the context otherwise requires, its subsidiaries and its proportionate share of unincorporated joint venture interests.

     The Registration Rights Agreement contemplates that we will use our reasonable best efforts to file with the SEC and to cause to become effective a registration statement (the “exchange offer registration statement”) with respect to the issuance of exchange debentures identical in all material respects to, and evidencing the same continuing indebtedness as, the original debentures, except that Additional Interest, as described below, will not be payable in respect of the exchange debentures, and the exchange debentures will not be entitled to registration rights under the Registration Rights Agreement and will not, with certain exceptions, be subject to restrictions on transfer (except that the certificates evidencing the exchange debentures will bear a legend to the effect that they may not be transferred to persons in Canada prior to a specified date). Upon becoming effective, the exchange offer registration statement will permit the holders of original debentures, except as described below, the opportunity to exchange their original debentures for the exchange debentures. Under existing interpretations of the SEC set forth in no-action letters to third parties, the exchange debentures will in general be freely transferable (other than by holders who are broker-dealers or by any holder who is an affiliate of ours) after the exchange offer without further registration under the U.S. Securities Act of 1933 (as defined under “Description of Debentures - Certain Definitions”).

     Under those existing SEC interpretations, each holder of original debentures participating in the exchange offer will be required to represent to us, among other things, that, at the time of the consummation of the exchange offer:

•	any exchange debentures received by that holder will be acquired in the ordinary course of business,

•	that holder has no arrangement or understanding with any person to participate in the distribution of the original debentures or the exchange debentures within the meaning of the Securities Act,

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of us,

•	that holder is not engaged in, and does not intend to engage in, the distribution of the exchange debentures within the meaning of the Securities Act,

•	if that holder is a broker-dealer, it will receive exchange debentures in exchange for original debentures that were acquired for its own account as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange debentures, and

•	if that holder is a broker-dealer, it did not purchase the original debentures being tendered in the exchange offer directly from us for resale pursuant to Rule 144A or any other available exemption from registration under the Securities Act.

Any holder that is not able to make these representations or certain similar representations will not be entitled to participate in the exchange offer or to exchange the original debentures held by that person for exchange debentures.

     The Registration Rights Agreement provides that, anything therein to the contrary notwithstanding, we will not be required to make the exchange offer to Canadian Persons (as defined under “Canadian Legends on the Debentures”), we will not be required to accept original debentures surrendered by Canadian Persons in the exchange offer, we will not be required to issue exchange debentures to Canadian Persons in the exchange offer and, if we are required to file a shelf registration statement as described below, Canadian Persons will not be entitled to register their original debentures for resale or to sell original debentures pursuant to such shelf registration statement. We do not intend to make the exchange offer to Canadian Persons, to accept original debentures surrendered by Canadian Persons in the exchange offer, to issue exchange debentures to Canadian Persons or, if we are required to file a shelf registration statement, to allow Canadian Persons to register or sell their original debentures pursuant to such shelf registration statement.

     The Registration Rights Agreement further provides that the failure by us to (i) make the exchange offer to Canadian Persons, (ii) accept original debentures surrendered by Canadian Persons in the exchange offer, (iii) issue exchange debentures to Canadian Persons in the exchange offer or (iv) if we are required to file a shelf registration statement, register original debentures held by Canadian Persons for resale pursuant to the shelf registration statement shall not constitute a default by us in the performance, or breach, of any covenant or warranty of ours in the Registration Rights Agreement; and that no Additional Interest (as defined below) shall be payable due solely to the failure by us to perform with respect to Canadian Persons any of the acts specified in clauses (i) through (iv) of this sentence.

     If we determine that a registered exchange offer is not available or may not be consummated as contemplated by the Registration Rights Agreement because it would violate applicable law or applicable interpretations of the staff of the SEC or any order of any court of competent jurisdiction in the United States or Canada or because all approvals of any Canadian or United States governmental authorities that we reasonably determine are necessary in order to make or consummate the exchange offer have not been obtained, or if the exchange offer is for any other reason not consummated within 30 “business days” after the “effectiveness deadline” (in each case, as those terms are defined in the Registration Rights Agreement, and are described below), the Registration Rights Agreement contemplates that we will instead use our reasonable best efforts to file a registration statement covering resales of the original debentures by their holders (a “shelf registration statement”) and will use our reasonable best efforts to cause that shelf registration statement to become effective and to keep that shelf registration statement effective for a maximum of two years from the closing date of the offering of the original debentures. To meet this obligation, we will be required to file a shelf prospectus with the BCSC. We will, in the event a shelf registration statement is filed, provide to each holder of an original debenture, copies of the related prospectus, and will notify each holder when the shelf registration statement becomes effective. A holder that sells original debentures pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a current prospectus to purchasers, and will be subject to certain of the civil liability provisions under the Securities Act in connection with these sales. We will be entitled to require any holder that wishes to include original debentures in a shelf registration statement to furnish us with information regarding that holder and its proposed distribution of the original debentures, and we may exclude from the shelf registration statement the original debentures of any holders that do not comply with our request.

     If we file the shelf registration statement, we will be entitled from time to time to require holders of original debentures to discontinue the sale or other disposition of original debentures pursuant to the shelf registration statement under certain circumstances relating to possible acquisitions or business combinations or other transactions, business developments or other events involving us, or because the related prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statement therein not misleading; provided that we may not require the holders of original debentures to discontinue the sale or other disposition of original debentures for more than two periods (neither of which may exceed 60 consecutive days) during any period of 365 consecutive days. We will also be entitled to require any participating broker-dealers to discontinue the sale or other disposition of exchange debentures pursuant to the prospectus included in the exchange offer registration statement on the same terms and conditions as those described in this paragraph.

     Under the Registration Rights Agreement, we agreed to use our reasonable best efforts to:

     (1) file the exchange offer registration statement with the SEC no later than 180 days after the closing date of the offering of the original debentures,

     (2) cause the exchange offer registration statement to be declared effective by the SEC no later than 210 days after the closing date of the offering of the original debentures (the “effectiveness deadline”),

     (3) keep the exchange offer registration statement effective until the closing of the exchange offer, and

     (4) consummate the exchange offer not later than the date that is 30 business days after the effectiveness deadline.

     A “business day” is defined in the Registration Rights Agreement as any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to remain closed.

     The Registration Rights Agreement also provides that Additional Interest will be payable with respect to the original debentures as follows:

     (1) if an exchange offer registration statement or a shelf registration statement is not filed within 180 days after the closing date of the offering of the original debentures, then beginning on the 181st day after the closing date, in addition to the interest otherwise payable on the original debentures, Additional Interest will accrue and be payable on the original debentures at the rate of 0.25% per annum; and

     (2) if an exchange offer registration statement or a shelf registration statement is not declared effective by the SEC within 210 days after the closing date of the offering of the original debentures, then beginning on the 211th day after the closing date, in addition to the interest otherwise payable on the original debentures, Additional Interest will accrue and be payable on the original debentures at the rate of 0.25% per annum; and

     (3) if either

          (a) we have not exchanged exchange debentures for all original debentures validly tendered (and not subsequently withdrawn) in accordance with the terms of the exchange offer on or prior to the date that is 30 business days after the effectiveness deadline, or

          (b) if applicable, the shelf registration statement is declared effective but the shelf registration statement ceases to be effective at any time prior to the expiration of the holding period referred to in Rule 144(k) under the Securities Act or, if earlier, such time as all original debentures covered by the shelf registration statement have been disposed of pursuant to the shelf registration statement or sold to the public pursuant to Rule 144(k) under the Securities Act or cease to be outstanding, then, in addition to the interest otherwise payable on the debentures, Additional Interest will accrue and be payable on the original debentures not so exchanged or the original debentures registered pursuant to the shelf registration statement, as the case may be at the rate of 0.25% per annum from and including (x) the day (whether or not a business day) immediately following the 30th business day after the effectiveness deadline, in the case of subclause (a) above, or (y) the day the shelf registration statement ceases to be effective, in the case of subclause (b) above.

     However, the Additional Interest rate on the original debentures will in no event exceed 0.25% per annum. In addition, Additional Interest will cease to accrue:

•	upon the filing of the exchange offer registration statement or shelf registration statement (in the case of clause (1) above),

•	upon the effectiveness of the exchange offer registration statement or shelf registration statement (in the case of clause (2) above), or

•	upon the exchange of exchange debentures for all original debentures validly tendered (and not subsequently withdrawn) in the exchange offer or upon the effectiveness of the shelf registration statement that had ceased to remain effective prior to the expiration of the holding period referred to in Rule 144(k) or, if earlier, such time as all debentures covered by the shelf registration statement have been disposed of pursuant to the shelf registration statement or sold to the public pursuant to Rule 144(k) under the Securities Act or cease to be outstanding (in the case of clause (3) above), as the case may be.

     Any amounts of Additional Interest due pursuant to clauses (1), (2) or (3) of the preceding paragraph will be payable in cash and will be payable on the same dates on which interest is otherwise payable on the original debentures and to the same persons who are entitled to receive those payments of interest on the original debentures. The amount of Additional Interest payable for any period will be determined by multiplying the Additional Interest rate, which will be 0.25% per annum, by the principal amount of the original debentures and then multiplying that product by a fraction, the numerator of which is the number of days that the Additional Interest rate was applicable during that period (determined on the basis of a 360-day year comprised of twelve 30-day months), and the denominator of which is 360.

Terms of the Exchange Offer

     Promptly after the British Columbia Securities Commission issues a receipt for this prospectus and the exchange offer registration statement of which this prospectus forms a part is declared effective under the Securities Act, we will offer the exchange debentures in exchange for the original debentures.

     Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (the “Letter of Transmittal”), we will accept for exchange original debentures which are validly tendered (and not subsequently validly withdrawn, as described below) on or prior to 5:00 p.m. New York City time, on •, 2004, or such later date as we, in our sole discretion, extend the time for which the exchange offer will remain open (the “Expiration Time”). We will keep the exchange offer open for at least 20 business days from the date on which notice of the exchange offer is mailed to the holders of the original debentures.

     We will be entitled to close the exchange offer as long as we have accepted all original debentures validly tendered (and not subsequently withdrawn) in accordance with the terms of the exchange offer. We expressly reserve the right to extend or amend the exchange offer at any time, or from time to time, prior to the Expiration Time or to terminate the exchange offer and not to accept for exchange any original debentures not therefore accepted for exchange for any reason, including if any of the events set forth below under “—Acceptance of Original Debentures and Delivery of Exchange Debentures” have occurred and have not been waived by us. We will give verbal or written notice of any extension, amendment, non-acceptance or termination to the Exchange Agent (as defined below) and to the holders of the original debentures as promptly as practicable; notice to such holders of any extension of the Expiration Time will be given by means of a press release or other public announcement issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. During any extension of the exchange offer, all original debentures previously tendered pursuant to the exchange offer will remain subject to the exchange offer.

     We will deliver to each qualified holder of original debentures who validly tenders (and does not subsequently withdraw) original debentures, the same aggregate principal amount of exchange debentures as that holder tenders (and does not subsequently withdraw) of original debentures.

Procedure for Tender of Original Debentures

     The valid tender of original debentures by a holder thereof, and the acceptance thereof by us, will constitute a binding agreement between the tendering holder and us on the terms set out below and in the Letter of Transmittal. Except as set forth below, a holder who wishes to tender original debentures for exchange pursuant to the exchange offer must transmit a properly completed and duly executed Letter of Transmittal, and all other documents required by such Letter of Transmittal, to, or an Agent’s Message (as defined below) in connection with a book-entry transfer must be completed and received by, the Exchange Agent at the address set out in the Letter of Transmittal on or before the Expiration Time. In addition, either (i) certificates for original debentures tendered must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of such original debentures, if such procedure is available, into the Exchange Agent’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent on or before the Expiration Time, or (iii) the holder must comply with the guaranteed delivery procedures described below.

     The method of delivery of original debentures, Letters of Transmittal and other required documents is at the election and risk of the holder. If such delivery is to be made by mail, then we recommend that the holder use registered mail, properly insured and with return receipt requested. In all cases, the holder should allow sufficient time to permit timely delivery. Please do not send original debentures, Letters of Transmittal or any other required documents to us.

     The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent, and forming a part of a book-entry transfer, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the original debentures that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that we may enforce such agreement against such participant.

     Signatures on a Letter of Transmittal, or on a notice of withdrawal (see “—Withdrawal”), must be guaranteed (see “— “Guaranteed Delivery Procedures”), unless the original debentures surrendered for exchange pursuant thereto are tendered (i) by a registered holder of original debentures who has not completed the box entitled “Special Issuance Instructions” on the Letter of Transmittal, or (ii) for the account of an Eligible Institution (as defined below). If the signatures on a Letter of Transmittal, or a notice of withdrawal, are required to be guaranteed, then such guarantee must be made by one of the following, each of which constitutes an “Eligible Institution”: a firm which is a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, or which is otherwise an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of original debentures tendered for exchange will be determined by us, in our sole discretion, and any such determination will be final and binding. We reserve the absolute right to reject any particular original debentures not properly tendered, or not to accept any particular original debentures tendered where such acceptance, in our judgment or the judgment of our counsel, might be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular original debentures, either before or after the Expiration Time, including the right to waive the ineligibility of any holder who seeks to tender original debentures. Our interpretation of the terms and conditions of the exchange offer (including those contained in the Letter of Transmittal and the instructions thereto) as to any particular original debentures will be final and binding upon the holder thereof. Unless waived by us, any defects or irregularities in connection with the tender of original debentures for exchange must be cured within such reasonable period of time as we may specify. Neither we, nor the Exchange Agent, nor any other person, will be under any duty to notify a holder of any defect or irregularity with respect to any tender of original debentures, nor shall any of us incur any liability for any failure to do so.

     If the original debentures are registered in the name of a person other than the person signing a Letter of Transmittal, then the original debentures tendered for exchange must be endorsed by, or must be accompanied by, an instrument or instruments of transfer or exchange, in form satisfactory to us, in our sole discretion, duly executed by the registered holder, and with the signature thereon guaranteed by an Eligible Institution.

     If a Letter of Transmittal or any original debentures or any powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or other persons acting in a fiduciary or representative capacity, then such persons must so indicate when signing, and, unless waived by us, in our sole discretion, must concurrently submit proper evidence satisfactory to us of such capacity and authority.

     If any tendered original debentures are not exchanged for any reason, or if any original debentures are submitted in a greater principal amount than the holder desires to exchange, then such unaccepted or non-exchanged original debentures will be returned without cost to the tendering holder thereof (or, in the case of original debentures tendered by the book-entry procedures described herein, such non-exchanged original debentures will be credited to an account maintained by the Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

     The Exchange Agent will make a request to establish an account with respect to the original debentures at the Book-Entry Transfer Facility for the purposes of the exchange offer, so that any financial institution that is a participant in the Book-Entry Transfer Facility may make a book-entry transfer of original debentures by causing the Book-Entry Transfer Facility to transfer such original debentures into the Exchange Agent’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. Although delivery of original debentures may be effected through book-entry transfer at the Book-Entry Transfer Facility, the applicable Letter of Transmittal, along with any signature guarantees and any other required documents, or an Agent’s Message, must still be transmitted to, and received by, the Exchange Agent at the address set out in the Letter of Transmittal on or before the Expiration Time, or the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery Procedures

     If a registered holder of original debentures wishes to tender such original debentures, and either those original debentures are not immediately available or time will not permit such original debentures or any other required documents to reach the Exchange Agent on or before the Expiration Time, or the procedure for a book-entry transfer of such original debentures cannot be completed on or before the Expiration Time, then tender of those original debentures may be effected if (i) such tender is made through an Eligible Institution, (ii) on or before the Expiration Time, the Exchange Agent receives from the Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by us (or a facsimile thereof), setting out the name and address of the registered holder, the amount of the original debentures tendered for exchange, and stating that the tender is being made thereby and guaranteeing that, within two business days of the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered original debentures, in proper form for transfer, or a Book-Entry Confirmation, and all other required documents, will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered original debentures, in proper form for transfer, or a Book-Entry Confirmation, and all other required documents, are received by the Exchange Agent within two business days of the date of execution of the Notice of Guaranteed Delivery.

Terms of the Letter of Transmittal

     The Letter of Transmittal contains the following terms and conditions, among others, all of which form a part of the exchange offer:

(1)	The person tendering the original debentures pursuant to the exchange offer (the “Transferor”) will exchange, transfer and assign the original debentures to us, and will irrevocably appoint the Exchange Agent as the Transferor’s agent and attorney-in-fact to cause the original debentures to be so exchanged, transferred and assigned.

(2)	The Transferor will represent and warrant to us that it has full power and authority to tender, exchange, assign and transfer the original debentures and to acquire the exchange debentures to be issued pursuant to the exchange offer and that we will receive good title to the tendered original debentures, free and clear of all encumbrances, liens, restrictions and charges, and that the tendered original debentures will not be subject to any adverse claim by any third party.

(3)	The Transferor will covenant that it will, upon our request, execute and deliver any additional documents we determine are necessary to effect the exchange, assignment and transfer to us of the original debentures.

(4)	The Transferor will agree that acceptance by us of any tendered original debentures and the issue to the Transferor of an equal principal amount of exchange debentures will constitute performance in full by us of certain specified obligations under the Registration Rights Agreement.

(5)	The Transferor will provide us with the representations and warranties set out above under “The Exchange Offer— Overview”.

Withdrawal

     Tenders of original debentures may be withdrawn at any time before the Expiration Time by delivery of a valid notice of withdrawal to the Exchange Agent at the address set out in the Letter of Transmittal. Any such notice of withdrawal must state that the person giving such notice is thereby withdrawing that person’s election to exchange the original debentures tendered pursuant to the exchange offer, and must set out the name of the person who tendered the original debentures which are to be withdrawn, the principal amount of the original debentures to be withdrawn, and, where certificates for such original debentures have been delivered, the certificate numbers and, if the name in which the certificates are registered is different from the name of the withdrawing holder, the name in which the certificates are registered.

     If certificates representing original debentures have been delivered to the Exchange Agent, then the signatures on any notice of withdrawal relating to those original debentures must be guaranteed by an Eligible Institution (unless the holder is itself an Eligible Institution). If original debentures have been tendered pursuant to the procedure for book-entry transfer described above, then any notice of withdrawal relating to those original debentures must specify the name and number of the account at the Book-Entry Transfer

Facility to be credited with the withdrawn original debentures, and the withdrawing holder must comply with the procedures of such facility.

     All questions as to validity, form and eligibility (including time of receipt) and acceptance of any such notice of withdrawal will be determined by us, at our sole discretion, and any such determination will be final and binding. Any original debentures validly withdrawn will be deemed not to have been validly tendered for exchange pursuant to the exchange offer. Any validly withdrawn original debentures may be re-tendered for exchange at any time before the Expiration Time in accordance with the procedures set out above for tender.

Acceptance of Original Debentures and Delivery of Exchange Debentures

     Upon satisfaction or waiver of all conditions to the exchange offer, we will, as soon as practicable after the Expiration Time (i) accept for exchange all original debentures validly tendered (and not subsequently withdrawn), (ii) deliver, or cause to be delivered to the Exchange Agent all such original debentures for exchange, and (iii) issue and cause the Exchange Agent to authenticate and deliver to each holder who surrendered original debentures for exchange, exchange debentures equal in principal amount to the original debentures delivered (and not subsequently withdrawn) by that holder.

     Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue the exchange debentures for, any original debentures, and may terminate or amend the exchange offer, if at any time before the acceptance of such original debentures for exchange or the exchange of the exchange debentures for such original debentures, any of the following events occur:

•	the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC or any order of any court of competent jurisdiction in the United States or Canada; or

•	all applicable governmental approvals of any Canadian or United States governmental authorities that we reasonably determine are necessary in order to make or consummate the exchange offer have not been obtained.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our reasonable judgment. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Exchange Agent

     Deutsche Bank Trust Company Americas, which is the trustee under the Indenture, has been appointed as exchange agent for the exchange offer (the “Exchange Agent”). All executed Letters of Transmittal and other documents should be delivered to the Exchange Agent at the address set out in the Letter of Transmittal.

     Questions and requests for assistance, and requests for additional copies of this prospectus, the Letter of Transmittal or Notices of Guaranteed Delivery should be directed to the Exchange Agent as follows:

By Hand:
Deutsche Bank Trust Company Americas
C/O The Depository Trust Clearing Corporation
55 Water Street, 1st floor
Jeanette Park Entrance
New York, NY 10041

By Mail:
DB Services Tennessee, Inc.
Reorganization Unit
P.O. Box 292737
Nashville, TN 37229-2737

By Overnight Mail or Courier:
DB Services Tennessee, Inc.
Corporate Trust & Agency Services
Reorganization Unit
648 Grassmere Park Road
Nashville, TN 37211

By Facsimile – for Eligible Institutions only:
Facsimile no: (615) 835-3701

Confirm by telephone (615) 835-3572
Information (800) 735-7777

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET OUT IN THE LETTER OF TRANSMITTAL OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Consequences of Failure to Exchange Original Debentures Pursuant to the Exchange Offer

     The original debentures have not been registered under the Securities Act. As a result, the original debentures may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as those terms are defined in Regulation S under the Securities Act), except in compliance with the registration requirements of the Securities Act and all other applicable securities laws, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.

     Holders of original debentures who do not elect to exchange those original debentures for exchange debentures pursuant to the exchange offer will continue to be subject to the restrictions on transfer of those original debentures imposed at the time those original debentures were issued, as set out in the following legend which each original debenture bears:

     This Security has not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and, accordingly, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth in the following sentence. By its acquisition hereof, the Holder of this Security (1) represents that (a) it is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or (b) it is an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) (an “institutional accredited investor”) or (c) it is not a U.S. person and is acquiring this Security in an offshore transaction in compliance with Regulation S under the Securities Act; (2) agrees that it will not, prior to expiration of the holding period applicable to sales of the Security evidenced hereby under Rule 144(k) under the Securities Act (or any successor provision), resell or otherwise transfer this Security except (a) to the Company or one of its subsidiaries, (b) to a qualified institutional buyer in compliance with Rule 144A under the Securities Act, (c) to an institutional accredited investor purchasing for its own account or for the account of one or more other institutional accredited investors over which it exercises sole investment discretion and that, prior to such transfer, furnishes to the Trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of this Security (the form of which letter can be obtained from the Trustee) and, if requested by the Company, an opinion of counsel reasonably acceptable to the Company to the effect that the transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, provided that such institutional accredited investor and each such investor account purchases at least US$100,000 aggregate principal amount of these Securities, (d) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), (e) pursuant to an effective registration statement under the Securities Act or (f) outside the United States in an offshore transaction in compliance with Rule 904 under the Securities Act, provided that the foregoing agreement of the Holder is subject to any requirement of law that the disposition of the property of the Holder or any investor accounts for which the Holder is acting shall at all times be and remain within its or their control; and (3) agrees that it will deliver to each person to whom this Security is transferred a notice substantially to the effect of this legend. In connection with any transfer of this Security prior to expiration of the holding period applicable to sales of the Security evidenced hereby under Rule 144(k) under the Securities Act (or any successor provision), the Holder must check the appropriate box set forth on the reverse hereof relating to the manner of such transfer and submit this Security to the Trustee.

     If the proposed transferee is an institutional accredited investor or if the proposed transfer is being made outside the United States in compliance with Rule 904 under the Securities Act or pursuant to Rule 144 under the Securities Act (if available), the Holder must, prior to such transfer, furnish to the Trustee, such certifications, legal opinions or other information as the Company may reasonably require to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The foregoing legends will be removed upon the earlier of the transfer of the Security evidenced hereby pursuant to clause 2(e) above or upon any transfer of this Security under Rule 144(k) under the Securities Act (or any successor provision).

     As used in the legends set forth above, the terms “offshore transaction,” “United States” and “U.S. person” have the meanings given to them by Regulation S under the Securities Act.

     The original debentures will also continue to be subject to the restriction on transfer to any Canadian Person. See “—Canadian Legends on the Debentures.”

     Original debentures not tendered in the exchange offer will bear interest at the same interest rate in effect at the time of issuance of the original debentures and, after the consummation of the exchange offer, will not be entitled to additional interest or further registration rights. Further, after the consummation of the exchange offer, a holder’s ability to sell the original debentures could be adversely affected and the volatility of the market price of the original debentures could increase, due to a reduction in liquidity. We do not expect that an active market for the original debentures will develop while they are subject to restrictions on transfer.

Canadian Legends on the Debentures

     The original debentures were not offered to or sold to any Canadian Persons (as defined below), and may not be sold or transferred to any Canadian Persons. The certificates evidencing the original debentures bear a legend in substantially the following form:

     By its acquisition hereof, the Holder of this Security represents that it is not a Canadian Person (as defined in the Indenture) and agrees that it will not resell or otherwise transfer this Security to any Canadian Person.

     Each certificate representing an exchange debenture (other than certificates issued after the date that is four months and one day after the date of original issuance of such exchange debenture) will also bear a legend in substantially the following form:

     Canadian Resale Legend: Unless permitted under Canadian securities legislation, the holder of this Security shall not trade this Security in or to a person in any province or territory of Canada before                   200 , which date is four months and one day after the date of original issuance of this Security.

     The term “Canadian Persons” means any person in Canada or resident in Canada, including any natural person resident in Canada, any partnership or corporation organized or incorporated under the federal laws of Canada or the laws of any province or territory of Canada, any estate of which any executor or administrator is a Canadian person, any trust of which the trustee making the investment decision is a Canadian person, any agency or branch of a foreign entity located in Canada and any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in Canada.

Transfer Taxes

     Holders who tender their original debentures for exchange pursuant to this exchange offer will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register the exchange debentures in the name of or request that original debentures not tendered or not accepted in the exchange offer be returned to a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Other

     Participation in the exchange offer is voluntary and holders of the original debentures should carefully consider whether to accept the exchange offer and tender their original debentures. Holders of original debentures are urged to consult their financial and tax advisors in making their own decisions on what action to take.

CERTAIN INCOME TAX CONSIDERATIONS

Certain United States Federal Income Tax Considerations

     The following is a summary of the material United States federal income tax consequences of the exchange of the original debentures for exchange debentures pursuant to the exchange offer, and of, the acquisition, ownership and disposition of such exchange debentures a U.S. Holder. As used in this summary, a “U.S. Holder” is a beneficial owner of an exchange debenture or an original that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) any trust if (A) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a U.S. person under the applicable U.S. Treasury regulations. This summary only applies to U.S. Holders that have held the original debentures and will hold the exchange debentures as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The U.S. federal income tax consequences of a partner in a partnership holding the debentures generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding the debentures should consult their own tax advisors.

     This summary is based on the Code, the U.S. Treasury regulations, published rulings of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary is intended for general information only and does not discuss all of the tax consequences that may be relevant to the particular circumstances of a U.S. Holder or to U.S. Holders subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, partnerships and other pass-through entities, certain U.S. expatriates, U.S. Holders whose functional currency is not the U.S. dollar, or persons that hold the debentures as part of a hedge, straddle or conversion or constructive sale transaction or other risk reduction transaction. Furthermore, this summary does not address any state, local or foreign tax consequences, or any aspect of United States federal tax law other than income taxation. Prospective holders of the exchange debentures should consult their own tax advisors concerning the application of United States federal income and other tax laws, including the laws of any state, local or foreign taxing jurisdiction, to their particular situations. See “—Certain Canadian Federal Income Tax Considerations”.

     Receipt of Exchange Debentures. The exchange of the original debentures for exchange debentures will not be a taxable event for U.S. tax purposes. As a result, a U.S. Holder will not recognize taxable gain or loss solely by reason of the receipt of exchange debentures in exchange for debentures. Additionally, a U.S. Holder’s holding period in the exchange debentures will include such holder’s holding period in the original debentures, and such holder’s tax basis in the exchange debentures immediately after the exchange will equal tax basis in the original debentures exchanged therefor immediately prior to the exchange.

     Taxation of Stated Interest. For United States federal income tax purposes, interest (including Additional Amounts, if any) on a debenture generally will be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such holder’s method of accounting for United States federal income tax purposes. Subject to applicable limitations under the Code and the U.S. Treasury regulations and subject to the discussion below, any Canadian withholding tax imposed on interest payments in respect of the exchange debentures will be treated as a foreign income tax eligible for credit against a U.S. Holder’s United States federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Interest paid by us on the exchange debentures will generally constitute income from sources outside the United States and, with certain exceptions, will be “passive” or possibly “financial services” income, or, if Canadian withholding tax is imposed on the interest payments at the rate of 5% or higher, “high withholding tax interest” for U.S. foreign tax credit purposes. Further, the IRS has announced that future regulations could disallow foreign tax credits (including on a retroactive basis) in respect of arrangements in which a U.S. Holder’s reasonably expected economic profit, after non-U.S. taxes, is insubstantial compared to the value of the expected foreign tax credits. No such regulations have been issued to date. The rules regarding U.S. foreign tax credits are very complex. U.S. Holders should consult their own tax advisors concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.

     Market Discount and Premium. A U.S. Holder that purchased an original debenture at a price less than its principal amount would be treated for U.S. federal income tax purposes as having purchased the original debenture (and as having acquired the exchange debenture) with market discount, subject to a de minimis exception. In the case of an original debenture and exchange debenture having non-de minimis market discount, a U.S. Holder will be required to treat any partial principal payment received on, and any gain recognized upon the sale or other disposition of, the exchange debenture as ordinary income to the extent of the market discount that accrued during such U.S. Holder’s holding period for the original debenture and exchange debenture (on a ratable basis or, at the election of the U.S. Holder, constant yield basis), unless such U.S. Holder elects to annually include market discount in gross income over time as the market discount accrues. Any election to include market discount over time as it accrues would apply to all debt obligations held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS. In addition, a U.S. Holder that holds an exchange debenture with market discount, and that does not elect to accrue market discount into gross income over time, may be required to defer the deduction of interest expense incurred or continued to purchase or carry the exchange debenture until the maturity of the debenture or its earlier disposition in a taxable transaction.

     Furthermore, if an original debenture was purchased by a U.S. Holder with a more than de minimis market discount and the U.S. Holder subsequently disposes of the exchange debenture in a transaction that is nontaxable in whole or in part (other than certain transactions described in section 1276(d) of the Code), accrued market discount will be includible in gross income as ordinary income as if such U.S. Holder had sold the exchange debenture at its then fair market value.

     A U.S. Holder that purchased an original debenture for an amount in excess of its stated principal amount (subject to special rules for early redemption dates as described below) would be treated as having acquired the original debenture (and therefore as having acquired the exchange debenture) with “amortizable bond premium” in the amount of such excess. In such case, the U.S. Holder may elect to amortize the bond premium over the term of the original debenture (or exchange debenture) as a reduction in the amount required to be included in the U.S. Holder’s gross income each year with respect to interest on the exchange debenture (provided that the amount of amortizable bond premium will be calculated based on the amount payable at the applicable redemption date if the use of such redemption date in lieu of the stated maturity date results in a smaller amortizable premium for the period ending on the redemption date). Any election to amortize bond premium will apply to all debentures held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

     The rules governing market discount and amortizable bond premium are complex, and U.S. Holders should consult their own tax advisors concerning the application of these rules.

     Sale, Redemption or Other Taxable Disposition of the Exchange Debentures. Upon the sale, redemption or other taxable disposition of an exchange debenture, a U.S. Holder will recognize gain or loss, if any, equal to the difference between the amount realized on such sale, redemption or other taxable disposition (other than amounts received that are attributable to accrued but unpaid interest, which amounts shall be taxable as ordinary income to the extent not previously included in the gross income of the U.S. Holder) and such U.S. Holder’s adjusted tax basis in the exchange debenture. A U.S. Holder’s adjusted tax basis in an exchange debenture generally will equal the cost of the exchange debenture to the U.S. Holder, increased by any market discount previously included in gross income by such holder, and reduced by (i) any principal payments received by such holder and (ii) any amortizable bond premium applied to reduce interest inclusions with respect to such debenture. Any such gain or loss generally will constitute capital gain or loss (except that any gain will be treated as ordinary income to the extent of any market discount that has accrued on the exchange debenture but not previously been included in the gross income of the U.S. Holder), and will be long-term capital gain or loss if the debenture was held by such U.S. Holder for more than one year. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of United States federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain realized by a U.S. Holder on a sale or other disposition of the exchange debentures generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

     Backup Withholding. In general, information reporting requirements will apply to interest and to the proceeds received on the disposition of the exchange debentures paid within the United States (and in certain cases, outside the United States) to U.S. Holders, other than certain exempt recipients (such as corporations). A backup withholding tax (currently 28%) may apply to such amounts if a U.S. Holder (i) fails to establish properly that it is entitled to an exemption, (ii) fails to furnish or certify his or her correct taxpayer identification number to the payer in the manner required, (iii) is notified by the IRS that he or she has failed to report payments of interest or dividends properly, or (iv) under certain circumstances, fails to certify that he or she has not been notified by the IRS that he or she is subject to backup withholding for failure to report interest or dividend payments. The amount of any backup withholding will be allowed as a credit against or refund of the U.S. Holder’s United States federal income tax liability provided that the required information is furnished to the IRS.

     The preceding discussion of certain United States federal income tax consequences is for general information only and is not tax advice. Accordingly, U.S. Holders should consult their own tax advisors as to the particular tax consequences to them of exchanging original debentures for exchange debentures, and of owning and disposing of the exchange debentures, including the applicability and effect of any federal, state, local or foreign tax laws, and of any proposed changes in applicable law.

Certain Canadian Federal Income Tax Considerations

     In the opinion of Osler, Hoskin & Harcourt LLP, our counsel, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the exchange of original debentures for exchange debentures pursuant to the exchange offer and the holding and disposition of exchange debentures to holders who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable income tax treaty or convention are not resident in Canada or deemed to be resident in Canada, hold original debentures or exchange debentures, as the case may be, as capital property, deal at arm’s length with us, do not use or hold, and are not deemed to use or hold, original debentures or exchange debentures, as the case may be, in connection with a trade or business carried on, or deemed to be carried on, in Canada and, in the case of insurers, will not carry on an insurance business in Canada with which such original debentures or exchange debentures, as the case may be, are effectively connected or in respect of which the original debentures or exchange debentures, as the case may be, would be designated insurance property for the purposes of the Canadian Tax Act (each, a “Non-Canadian Holder”).

     This summary is based upon the current provisions of the Canadian Tax Act and Regulations thereunder and on counsel’s understanding of the current published administrative and assessing practices and policies of the Canada Customs and Revenue Agency. This summary takes into account specific proposals to amend the Canadian Tax Act and the Regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate possible changes in the law or in administrative or assessing practices and policies whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign (i.e., non-Canadian) tax considerations or Canadian provincial or territorial tax considerations which may vary from the Canadian federal income tax considerations described herein.

     This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Canadian Holder and no representation is made with respect to the Canadian tax consequences to any particular Non-Canadian Holder. Accordingly, prospective holders should consult their own tax advisors with respect to the Canadian tax considerations relevant to them, having regard to their particular circumstances.

     The exchange of an original debenture for an exchange debenture pursuant to the exchange offer is not a taxable event for purposes of the Canadian Tax Act. Accordingly, a Non-Canadian Holder will not be subject to tax under the Canadian Tax Act in respect of such exchange.

     Under the Canadian Tax Act, interest (including, without limitation, Additional Interest, if any) or premium, if any, payable on the exchange debentures to Non-Canadian Holders will be exempt from non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of the exchange debentures or the receipt of interest, premium or principal thereon by a Non-Canadian Holder solely as a consequence of such acquisition, holding, redemption or disposition of the exchange debentures.

CERTAIN ERISA CONSIDERATIONS

     The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans (“ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement than an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan.

     Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, “Plans”)) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

     Any Plan fiduciary that proposes to cause a Plan to purchase the debentures should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

     Governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to other federal, state or local laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Law”). Fiduciaries of any such plans should consult with their counsel before purchasing the debentures to determine the need for and the availability, if necessary, of any exemptive relief under any Similar Law.

Prohibited Transaction Exemptions

     The fiduciary of a Plan that proposes to purchase and hold a debenture should consider, among other things, whether such purchase and holding may involve (i) the direct or indirect extension of credit to a party in interest or a disqualified person, (ii) the sale or exchange of any property between a Plan and a party in interest or a disqualified person, or (iii) the transfer to, or use by or for the benefit of, a party in interest or a disqualified person, of any Plan assets. Such parties in interest or disqualified persons could include, without limitation, Placer Dome, the initial purchasers, the indenture trustee, or certain of our or their affiliates. Depending on the satisfaction of certain conditions which may include the identity of the Plan fiduciary making the decision to acquire or hold notes on behalf of a Plan, Prohibited Transaction Class Exemption (“PTCE”) 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by an insurance company general account), or PTCE 96-23 (relating to transactions directed by an in-house asset manager) (collectively, the “Class Exemptions”) could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. However, there can be no assurance that any of these Class Exemptions or any other exemption will be available with respect to any particular transaction involving the debentures.

     Therefore, each person who acquires or accepts a debenture or an interest therein will be deemed by such acquisition or acceptance to have represented and warranted that either: (i) no assets of a Plan, governmental plan or church plan have been used to acquire or hold such debenture or an interest therein or (ii) the purchase and holding of such debenture or an interest therein by such person are exempt from the prohibited transaction restrictions of ERISA and the Code, or any provisions of Similar Law, as applicable, pursuant to one or more statutory or administrative exemptions.

Special Considerations Applicable to Insurance Company General Accounts

     Any insurance company proposing to invest assets of its general account in the debentures should consider the implications of the United States Supreme Court’s decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank, 510 U.S. 86, 114 S.Ct. 517 (1993), which in certain circumstances treats such general account assets as assets of a Plan that owns a policy or other contract with such insurance company, as well as the effect of Section 401(c) of ERISA as interpreted by regulations issued by the United States Department of Labor in January, 2000.

EACH PLAN FIDUCIARY (AND EACH FIDUCIARY FOR A GOVERNMENTAL PLAN OR CHURCH PLAN SUBJECT TO SIMILAR LAW) SHOULD CONSULT WITH ITS LEGAL ADVISOR CONCERNING THE POTENTIAL CONSEQUENCES TO THE PLAN UNDER ERISA, THE CODE OR SUCH SIMILAR LAWS OF AN INVESTMENT IN THE DEBENTURES.

PLAN OF DISTRIBUTION

     We are offering to exchange the exchange debentures for original debentures only in jurisdictions where such an exchange is permitted. This prospectus does not constitute an offer to any person to exchange any exchange debenture for original debentures in any jurisdiction in which it is unlawful for such a person to make such an exchange. We are not required to make the exchange offer to any Canadian Persons, we are not required to accept original debentures surrendered by any Canadian Persons in the exchange offer, and we are not required to issue exchange debentures to any Canadian Persons in the exchange offer. We do not intend to make the exchange offer to any Canadian Persons, to accept original debentures surrendered by any Canadian Person in the exchange offer, or to issue exchange debentures to any Canadian Persons.

     Each holder of original debentures who wishes to exchange its original debentures for exchange debentures in the exchange offer will be required to make representations to us as set forth in “The Exchange Offer – Overview.” Holders who tender original debentures in the exchange offer with the intention of participating in a distribution of the exchange debentures may not rely upon no-action letters issued to third parties, including “Exxon Capital Holdings Corporation” (available May 13, 1988), “Morgan Stanley & Co. Incorporated” (available June 5, 1991) and “Shearman & Sterling” (available July 2, 1993), or similar no-action letters. Each broker-dealer that receives exchange debentures for its own account in exchange for original debentures pursuant to the exchange offer must acknowledge that it will deliver this prospectus in connection with any resale of such exchange debentures. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange debentures received in exchange for original debentures where such original debentures were acquired as a result of market making activities or other trading activities. Under the Registration Rights Agreement, we agreed that for a period of 180 days following the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds from the exchange of the original debentures for the exchanged debentures. Exchange debentures received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange debentures or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker or dealers or the purchasers of any such exchange debentures. Any broker-dealer that resells exchange debentures that were received by it for its own account may pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange debentures may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange debentures and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions, fees, discounts or concessions of any brokers or dealers and will indemnify the holders of the original debentures (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

     Certain legal matters with respect to the debentures will be passed upon for us by Edwards, Kenny & Bray, Vancouver, British Columbia and by Shearman & Sterling LLP, New York, New York. Certain matters of Canadian federal tax law and United States tax law will be passed upon for us by Osler, Hoskin & Harcourt LLP, Toronto, Ontario and Shearman & Sterling LLP, New York, New York, respectively.

EXPERTS

     Ernst & Young LLP, independent chartered accountants, have audited our consolidated financial statements for each of the years in the three year period ended December 31, 2003 and as at December 31, 2003 and 2002, as set forth in their reports, which are incorporated by reference in this prospectus and registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

CERTAIN AVAILABLE INFORMATION

     Under the Securities Act, we have filed with the SEC a registration statement on Form F-9 relating to the exchange debentures, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement, to which reference is made for further information.

     We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning us can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the SEC as part of the registration statement on Form F-9 of which the prospectus forms a part:

•	The documents listed in the first paragraph under “Documents Incorporated by Reference” on page vi

•	Earnings coverage calculations

•	Statement of Eligibility of the Trustee on Form T-1

•	Registration Rights Agreement dated as of October 10, 2003 among Placer Dome Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as representatives of the several initial purchasers named therein

•	Consent of Ernst & Young LLP

•	Consent of Edwards, Kenny & Bray

•	Consent of Shearman & Sterling LLP

•	Consent of Osler, Hoskin & Harcourt LLP

•	Powers of Attorney

•	Indenture dated as of March 6, 2003 between Placer Dome Inc. and Deutsche Bank Trust Company Americas, as trustee

•	Second Supplemental Indenture dated as of October 10, 2003 between Placer Dome Inc. and Deutsche Bank Trust Company Americas, as trustee

•	Form of Letter of Transmittal

•	Form of Notice of Guaranteed Delivery

•	Form of Letter from Placer Dome Inc. to registered holders of original debentures

•	Form of Letter from brokers to beneficial owners of original debentures

•	Form of Instructions to registered holder from beneficial owner of original debentures

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in the Province of British Columbia provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation. The purchaser should refer to any applicable provisions of the securities legislation for the particulars of these rights or consult with a legal adviser.

CERTIFICATE

Dated: March 22, 2004.

     This preliminary short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia.

(Signed) Jay K. Taylor	(Signed) Rex J. McLennan
President and	Executive Vice-President
Chief Executive Officer	and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Robert M. Franklin	(Signed) Alan R. McFarland
Director	Director

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

     Under the Canada Business Corporations Act, Placer Dome Inc. (the “Corporation”) may indemnify a present director or officer, a former director or officer, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative, or other proceeding in which the individual is involved because of that association with the Corporation or other entity, and the Corporation may advance moneys to such an individual for the costs, charges and expenses of such a proceeding. The Corporation may not indemnify such an individual unless the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. In addition, the individual must repay any moneys advanced by the Corporation if the individual has not fulfilled the conditions set out in the preceding sentence. Such indemnification or advance of moneys may be made in connection with a derivative action only with court approval. Such an individual is entitled to indemnification from the Corporation as a matter of right if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and the individual fulfilled the conditions set forth above.

     In accordance with and subject to the Canada Business Corporations Act, the by-laws of the Corporation provide that the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or other entity if he acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he acted as a director or officer or in a similar capacity at the Corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, had reasonable grounds for believing that his conduct was lawful. The Corporation shall also indemnify such person in such other circumstances as the Canada Business Corporations Act or law permits or requires.

     The Corporation maintains a directors’ & officers’ insurance policy for the benefit of the directors and officers of the Corporation and its subsidiaries against liability incurred by them in their official capacities for which they become obligated to pay to the extent permitted by applicable law in the amount of U.S.$95,000,000.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

Exhibit
Number	Description

4.1	Annual Information Form of Placer Dome Inc. dated February 26, 2004 for the fiscal year ended December 31, 2003 (incorporated by reference from Placer Dome Inc.’s Form 40-F for the year ended December 31, 2003)

4.2	Consolidated annual financial statements, and the related notes thereto, as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003, together with the auditors’ report thereon, prepared in accordance with Canadian generally accepted accounting principles (incorporated by reference from Placer Dome Inc.’s Form 40-F for the year ended December 31, 2003)

4.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations, prepared in accordance with Canadian generally accepted accounting principles (incorporated by reference from Placer Dome Inc.’s Form 40-F for the year ended December 31, 2003)

4.4	Material Change Report dated March 5, 2004 (incorporated by reference from Placer Dome Inc.’s Form 6-K dated March 11, 2004)

4.5	Material Change Report dated March 22, 2004 (incorporated by reference from Placer Dome Inc.’s Form 6-K dated March 23, 2004)

4.6	Earnings coverage calculations

4.7	Statement of Eligibility of the Trustee on Form T-1

4.8	Registration Rights Agreement dated as of October 10, 2003 among Placer Dome Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated as representatives of the several initial purchasers named therein

4.9	Form of Letter of Transmittal

4.10	Form of Notice of Guaranteed Delivery

4.11	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

4.12	Form of Brokers’ Letter to Clients

4.13	Form of Instructions to Registered Holders

5.1	Consent of Ernst & Young LLP

5.2*	Consent of Edwards, Kenny & Bray

5.3*	Consent of Shearman & Sterling LLP

5.4*	Consent of Osler, Hoskin & Harcourt LLP

6.1	Powers of Attorney

7.1	Indenture dated as of March 6, 2003 between Placer Dome Inc. and Deutsche Bank Trust Company Americas, as trustee

7.2	Second Supplemental Indenture dated as of October 10, 2003 between Placer Dome Inc. and Deutsche Bank Trust Company Americas, as trustee

*	To be filed by amendment

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.     Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2.     Consent to Service of Process

     Concurrently with the filing of this Registration Statement on Form F-9, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

     Any change to the name and address of agent for service of the Registrant will be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on March 23, 2004.

PLACER DOME INC.

By:	/s/ Tony S. Giardini

Tony S. Giardini
Vice-President and Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on March 23, 2004:

Signature	Title

/s/ Jay K. Taylor Jay K. Taylor	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Rex J. McLennan Rex J. McLennan	Executive Vice-President and Chief Financial Officer (Principal Financial Officer)

/s/ Bruce B. Nicol Bruce B. Nicol	Vice-President and Controller (Principal Accounting Officer)

* G. Bernard Coulombe	Director

* John W. Crow	Director

* Graham Farquharson	Director

* Robert M. Franklin	Director

Signature	Title

* David S. Karpin	Director

* Alan R. MacFarland	Director

* Clifford L. Michel	Director

* Edythe A. Parkinson-Marcoux	Director

* Vernon F. Taylor III	Director

* William G. Wilson	Director

*By:	/s/ Tony S. Giardini Tony S. Giardini Attorney-in-fact

AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has signed this Registration Statement, solely in his capacity as the duly authorized representative of Placer Dome Inc. in the United States, in the State of Delaware, on March 23, 2004.

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

EXHIBITS

Exhibit Number	Description	Page

4.1	Annual Information Form of Placer Dome Inc. dated February 26, 2004 for the fiscal year ended December 31, 2003 (incorporated by reference from Placer Dome Inc.’s Form 40-F for the year ended December 31, 2003)

4.2	Consolidated annual financial statements, and the related notes thereto, as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003, together with the auditors’ report thereon, prepared in accordance with Canadian generally accepted accounting principles (incorporated by reference from Placer Dome Inc.’s Form 40-F for the year ended December 31, 2003)

4.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations, prepared in accordance with Canadian generally accepted accounting principles (incorporated by reference from Placer Dome Inc.’s Form 40-F for the year ended December 31, 2003)

4.4	Material Change Report dated March 5, 2004 (incorporated by reference from Placer Dome Inc.’s Form 6-K dated March 11, 2004)

4.5	Material Change Report dated March 22, 2004 (incorporated by reference from Placer Dome Inc.’s Form 6-K dated March 23, 2004)

4.6	Earnings coverage calculations

4.7	Statement of Eligibility of the Trustee on Form T-1

4.8	Registration Rights Agreement dated as of October 10, 2003 among Placer Dome Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated as representatives of the several initial purchasers named therein

4.9	Form of Letter of Transmittal

4.10	Form of Notice of Guaranteed Delivery

4.11	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

4.12	Form of Brokers’ Letter to Clients

4.13	Form of Instructions to Registered Holders

5.1	Consent of Ernst & Young LLP

5.2*	Consent of Edwards, Kenny & Bray

5.3*	Consent of Shearman & Sterling LLP

5.4*	Consent of Osler, Hoskin & Harcourt LLP

6.1	Powers of Attorney

7.1	Indenture dated as of March 6, 2003 between Placer Dome Inc. and Deutsche Bank Trust Company Americas, as trustee

7.2	Second Supplemental Indenture dated as of October 10, 2003 between Placer Dome Inc. and Deutsche Bank Trust Company Americas, as trustee

*	To be filed by amendment